As filed with the Securities and Exchange Commission on  April 30, 1997
                                                        ------------------------
                                                          Registration No. 333 -
                                                                           811 -
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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

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                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

                       Pre-Effective Amendment No.
                                                   -----

                       Post-Effective Amendment No.
                                                    -----

                                      and

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940  [X]

                              Amendment No.
                                            ------

                      PFL LIFE VARIABLE ANNUITY ACCOUNT A
                      -----------------------------------
                           (Exact Name of Registrant)

                           PFL LIFE INSURANCE COMPANY
                           --------------------------
                              (Name of Depositor)

            4333 Edgewood Road N.E., Cedar Rapids, Iowa  52499-0001
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code

                                 (319) 297-8468

                             Frank A. Camp, Esquire
                           PFL Life Insurance Company
                            4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa  52499-0001
                    (Name and Address of Agent for Service)

                                    Copy to:

                         Frederick R. Bellamy, Esquire
                     Sutherland, Asbill and Brennan L.L.P.
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2404

                       DECLARATION PURSUANT TO RULE 24f-2

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of Securities is being registered under the Securities Act of 1933. The Securities Act registration filing fee of $500 has been paid.


                            ----------------------


Approximate date of proposed public offering:

As soon as practicable after effectiveness of the Registration Statement, as the Commission, acting pursuant to said Section 8(a), shall determine.



                            ----------------------

The Registrant hereby amends this Registrastion Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                              Pursuant to Rule 495

                  Showing Location in Part A (Prospectus) and
                  Part B (Statement of Additional Information)
         of Registration Statement of Information Required by Form N-4
         -------------------------------------------------------------

                                     PART A
                                     ------

Item of Form N-4                               Prospectus Caption
----------------                               ------------------
 1.  Cover Page............................... Cover Page

 2.  Definitions.............................. Definitions

 3.  Synopsis................................. Summary; Historical
                                                  Performance Data

 4.  Condensed Financial Information.......... Condensed Financial Information;
           ...................................    Financial Statements

 5.  General Description of Registrant,
     Depositor and Portfolio Companies
      (a)  Depositor.......................... PFL Life Insurance Company
      (b)  Registrant......................... The Atlas Portfolio Builder
                                                 Accounts
      (c)  Portfolio Company.................. The Mutual Fund Account
      (d)  Fund Prospectus.................... Underlying Funds
      (e)  Voting Rights...................... Voting Rights

 6.  Deductions and Expenses
      (a)  General............................ Charges and Deductions
      (b)  Sales Load %....................... Surrender Charge
      (c)  Special Purchase Plan.............. N/A
      (d)  Commissions........................ Distribution of the Policies
      (e)  Expenses - Registrant.............. N/A
      (f)  Fund Expenses...................... Other Expenses including
           ................................... Investment
           ................................... Advisory Fees
      (g)  Organizational Expenses............ N/A

 7.  Policies
      (a)  Persons with Rights................ The Policy; Election of Payment
           ................................... Option; Annuity Payments; Annuity
           ................................... Commencement Date; Voting Rights

      (b)  (i)  Allocation of Premium
                Payments...................... Allocation of Premium Payments
           (ii) Transfers..................... Transfers
           (iii)Exchanges..................... N/A

      (c)  Changes............................ The Policy; Amendments; Annuity
           ................................... Payment Options; Premium
           ................................... Payments; Possible changes in
           ................................... taxation; Addition, Deletion, or
           ................................... Substitution of Investments


      (d)  Inquiries.......................... Summary

 8.   Annuity Period.......................... Annuity Payment Options;
           ................................... Annuity Commencement Date

 9.   Death Benefit........................... Death Benefit

10.   Purchases and Contract Value
      (a)  Purchases.......................... Policy Application and Issuance
           ................................... of Policies; Premium Payments
      (b)  Valuation.......................... Policy Value; The Mutual Fund
           ................................... Policy Value
      (c)  Daily Calculation.................. The Mutual Fund Policy Value
      (d)  Underwriter........................ Distribution of the Policies

11.   Redemptions
      (a)  By Owners.......................... Surrenders
           By Annuitant....................... N/A
      (b)  Texas ORP.......................... Restrictions Under the Texas
           ................................... Optional Retirement Program
      (c)  Check Delay........................ Payment Not Honored by Bank
      (d)  Lapse.............................. N/A
      (e)  Free Look.......................... Summary

12.   Taxes................................... Certain Federal Income Tax
           ................................... Consequences

13.   Legal Proceedings....................... Legal Proceedings

14.   Table of Contents for the
      Statement of
      Additional Information.................. Statement of Additional
                                               Information


                                     PART B
                                     ------


Item of Form N-4                                  Statement of Additional
----------------                                    Information Caption
                                                    -------------------

15.   Cover Page.............................. Cover Page

16.   Table of Contents....................... Table of Contents

17.   General Information
      and History............................. (Prospectus) PFL Life Insurance
           ................................... Company

18.   Services
      (a)  Fees and Expenses
           of Registrant...................... N/A
      (b)  Management Policies................ N/A
      (c)  Custodian.......................... Custody of Assets


           Independent
           Auditors........................... Independent Auditors
      (d)  Assets of Registrant............... Custody of Assets
      (e)  Affiliated Person.................. N/A
      (f)  Principal Underwriter.............. Distribution of the Policies

19.   Purchase of Securities
      Being Offered........................... Distribution of the Policies
      Offering Sales Load..................... N/A

20.   Underwriters............................ Distribution of the Policies;
           ................................... (also Prospectus)

21.   Calculation of Performance
      Data.................................... Historical Performance Data

22.   Annuity Payments........................ (Prospectus) Annuity Payment
                                               Options

23.   Financial Statements.................... Financial Statements



                          PART C -- OTHER INFORMATION
                          ---------------------------

Item of Form N-4                                     Part C Caption
----------------                                     --------------

24.   Financial Statements
      and Exhibits
      (a)  Financial Statements............... Financial Statements
      (b)  Exhibits........................... Exhibits

25.   Directors and Officers of
      the Depositor........................... Directors and Officers of the
                                               Depositor

26.   Persons Controlled By or Under
      Common Control with the
      Depositor or Registrant................. Persons Controlled By or Under
Common........................................    Control with the Depositor or
Registrant

27.   Number of Contractowners................ Number of Contractowners

28.   Indemnification......................... Indemnification

29.   Principal Underwriters.................. Principal Underwriters

30.   Location of Accounts
      and Records............................. Location of Accounts and Records

31.   Management Services..................... Management Services

32.   Undertakings............................ Undertakings

      Signature Page.......................... Signature Page

PROSPECTUS                                                          May 1, 1997

                 THE ATLAS PORTFOLIO BUILDER VARIABLE ANNUITY

                                Issued Through

                      PFL LIFE VARIABLE ANNUITY ACCOUNT A

                                      by

                          PFL LIFE INSURANCE COMPANY

  The Atlas Portfolio Builder Variable Annuity Policy is a Flexible Premium Variable Annuity that is offered by PFL Life Insurance Company ("PFL") through Atlas Securities, Inc. ("Atlas"). Atlas is a corporate affiliate of World Savings and Loan Association and World Savings Bank, FSB (collectively, "World Savings"). You can use the Policy to accumulate funds for retirement or other long-term financial planning purposes. You are generally not taxed on any earnings on amounts you invest until you withdraw them or begin to receive annuity payments. The Policy is a "variable" annuity because the value of your investments can go up or down based on the performance of mutual fund portfolios that you select. It is a flexible premium policy because after you purchase it you can generally make additional investments of any amount of $500 or more, until the Annuity Commencement Date when PFL begins making annuity payments to you.

  You have sixteen investment options to choose from. They include these fifteen mutual fund portfolios of the Atlas Insurance Trust, Dreyfus Variable Investment Fund, the Endeavor Series Trust, Federated Insurance Series and the WRL Series Funds, Inc.:

          ATLAS                   DREYFUS                 ENDEAVOR
     Balanced Growth       Capital Appreciation    Dreyfus Small Cap Value
                             Disciplined Stock      T. Rowe Price Equity
                              Growth & Income              Income
                               Quality Bond         T. Rowe Price Growth
                                 Small Cap                  Stock
                                                  Value Equity (OpCap
                                                  Advisors)

              FEDERATED                                 WRL
      High Income Bond Fund II         Emerging Growth (Van Kampen American
           Utility Fund II                Capital Asset Management, Inc.)
                                           Global (Janus Capital Corp.)
                                           Growth (Janus Capital Corp.)

  YOU AS THE OWNER OF THE POLICY, BEAR THE ENTIRE INVESTMENT RISK FOR ALL AMOUNTS THAT YOU ALLOCATE TO ANY OF THE MUTUAL FUNDS. THIS MEANS THAT YOU COULD LOSE THE AMOUNT THAT YOU INVEST. But if the mutual fund shares increase in value, then the value of your Policy will also increase.

  The sixteenth investment option is the Fixed Account. If you invest in one of the alternatives offered in the Fixed Account, then PFL guarantees to return your investment with interest at rates that PFL will declare from time to time.

  Of course, you can choose any combination of these investment options. You can also transfer amounts among these options (subject to some restrictions).

  LIKE ALL SECURITIES, THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ATVAPO597

  You should only purchase a Policy as a long-term investment. However, you do have access to all or some of the current cash value of your investments at any time before the Annuity Commencement Date. But, if you do withdraw cash from your Policy, there may be a surrender charge. You may also have to pay income taxes on some or all of the amount you withdraw, and if you are under the age 59 1/2 there may also be a tax penalty. Finally, there may be an interest penalty if you make a premature withdrawal from certain options within the Fixed Account (this is called an "Excess Interest Adjustment," and it could also result in your earning extra interest). PFL has the right to postpone withdrawals from the Fixed Account.

  Prospectuses for the mutual fund portfolios are attached to the back of this prospectus. This prospectus and the mutual fund prospectuses give you vital information about the Policies and the mutual funds. Please read them carefully before you invest. Keep them for future reference.

  PLEASE NOTE THAT THE POLICIES AND THE MUTUAL FUNDS:

    .ARE NOT WORLD SAVINGS DEPOSITS

    .ARE NOT FEDERALLY INSURED

    .ARE NOT ENDORSED BY WORLD SAVINGS OR ANY GOVERNMENT AGENCY

    .ARE NOT GUARANTEED TO ACHIEVE THEIR GOAL.

  This Prospectus sets forth the information that a prospective purchaser should consider before purchasing a Policy. A Statement of Additional Information about the Policy and the Mutual Fund Account which has the same date as this Prospectus has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available at no cost to any person requesting a copy by writing Atlas or by calling 1-800-933-2852. The table of contents of the Statement of Additional Information is included at the end of this Prospectus. Additional information may also be obtained directly from PFL.

  This Prospectus and the Statement of Additional Information generally describe only the Policies and the Mutual Fund Account, except when the Fixed Account is specifically mentioned.

                            Atlas Securities, Inc.
                         794 Davis Street, PO Box 1894
                             San Leandro CA 94577

                          PFL Life Insurance Company
                      Administrative and Service Office:
            Financial Markets Division--Variable Annuity Department
                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
DEFINITIONS...............................................................   5
SUMMARY...................................................................   8
FINANCIAL STATEMENTS......................................................  18
HISTORICAL PERFORMANCE DATA...............................................  18
  Standardized Performance Data...........................................  18
  Hypothetical Performance Data of Subaccounts............................  18
  Non-Standardized Performance Data.......................................  20
PUBLISHED RATINGS.........................................................  21
PFL LIFE INSURANCE COMPANY................................................  21
THE ATLAS PORTFOLIO BUILDER ACCOUNTS......................................  21
  The Mutual Fund Account.................................................  21
  The Fixed Account.......................................................  25
    Guaranteed Periods....................................................  26
    One Year Fixed Option.................................................  26
  Transfers...............................................................  27
  Reinstatements..........................................................  28
  Telephone Transactions..................................................  28
  Dollar Cost Averaging...................................................  28
  Asset Rebalancing.......................................................  29
THE POLICY................................................................  29
  Policy Application and Issuance of Policies--Premium Payments...........  29
    Additional Premium Payments...........................................  30
    Maximum Total Premium Payments........................................  30
    Allocation of Premium Payments........................................  30
    Payment Not Honored by Bank...........................................  30
  Policy Value............................................................  30
    The Mutual Fund Policy Value..........................................  31
  Amendments..............................................................  31
  Non-participating Policy................................................  31
DISTRIBUTIONS UNDER THE POLICY............................................  31
  Surrenders..............................................................  31
  Nursing Care and Terminal Condition Withdrawal Option...................  32
  Excess Interest Adjustments (EIA).......................................  33
  Systematic Payout Option................................................  33
  Minimum Required Distributions and Restrictions Under Qualified Poli-
   cies...................................................................  34
  Restrictions Under the Texas Optional Retirement Program................  34
  Restrictions Under Section 403(b) Plans.................................  34
  Annuity Payments........................................................  34
    Annuity Commencement Date.............................................  34
    Election of Payment Option............................................  35
    Premium Tax...........................................................  35
    Supplementary Contract................................................  35
  Annuity Payment Options.................................................  35
  Death Benefit...........................................................  38
    Death of Annuitant Prior to Annuity Commencement Date.................  38
    Death On or After Annuity Commencement Date...........................  39
    Beneficiary...........................................................  39
  Death of Owner..........................................................  39
CHARGES AND DEDUCTIONS....................................................  40
  Surrender Charge........................................................  40

                                                                            PAGE
                                                                            ----
  Mortality and Expense Risk Fee...........................................  40
  Administrative Charge....................................................  41
  Premium Taxes............................................................  41
  Federal, State and Local Taxes...........................................  41
  Transfer Fee.............................................................  41
  Other Expenses Including Investment Advisory Fees........................  41
CERTAIN FEDERAL INCOME TAX CONSEQUENCES....................................  42
  Tax Status of Policy.....................................................  42
  Taxation of Annuities....................................................  43
DISTRIBUTION OF THE POLICIES...............................................  46
VOTING RIGHTS..............................................................  47
LEGAL PROCEEDINGS..........................................................  47
STATEMENT OF ADDITIONAL INFORMATION........................................  48
  Appendix A............................................................... A-1

                                  DEFINITIONS

  Accumulation Unit--An accounting unit of measure used in calculating the Policy Value in the Mutual Fund Account before the Annuity Commencement Date.

  Adjusted Policy Value--An amount equal to the Policy Value increased or decreased by any Excess Interest Adjustments.

  Administrative and Service Office--PFL Life Insurance Company, Financial Markets Division--Variable Annuity Department, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

  Annuitant--The person entitled to receive Annuity Payments after the Annuity Commencement Date and during whose life any Annuity Payments involving life contingencies will continue.

  Annuity Commencement Date--The date upon which Annuity Payments are to commence. The Annuity Commencement Date may not be later than the last day of the policy month starting after the Annuitant attains age 95. The Annuity Commencement Date may be required to be earlier for Qualified Policies.

  Annuity Payment Option or Payment Option--A method of receiving a stream of Annuity Payments selected by the Owner.

  Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity Payment after the Annuity Commencement Date.

  Atlas--Atlas Securities, Inc. A registered broker/dealer and the exclusive selling agent for the Atlas Portfolio Builder Variable Annuity.

  Asset Rebalancing--The process by which the Owner may authorize automatic transfers of amounts among the Subaccounts of the Separate Account and the One Year Fixed Option periodically to maintain a desired allocation of the Policy Value among these Investment Options.

  Beneficiary--The person who has the right to the death benefit set forth in the Policy.

  Business Day--Any day when the New York Stock Exchange is open for business.

  Cash Value--The Policy Value, increased or decreased by any Excess Interest Adjustment, less the Surrender Charge, if any.

  Code--The Internal Revenue Code of 1986, as amended.

  Cumulative Free Percentage--The percentage (as applied to the Cumulative Premium Payments) which is available to the Owner free of any Surrender Charge.

  Current Interest Rate--The interest rate or rates currently guaranteed to be credited on amounts allocated to the Fixed Account. The effective annual interest rate will always equal or exceed a minimum of 3%.

  Dollar Cost Averaging--The process by which the Owner may elect to systematically transfer amounts from the One Year Fixed Option in order to invest them in the Mutual Fund Account.

  Due Proof of Death--A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to PFL, will constitute Due Proof of Death.

  Excess Interest Adjustment--A positive or negative adjustment to amounts partially withdrawn, to amounts surrendered by the Owner from the Fixed Account Guaranteed Period Options, or to amounts applied to Annuity Payment Options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by or an amount was transferred to the Guaranteed Period Option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon surrender or commencement of Annuity Payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

  Fixed Account--A group of Investment Options under the Policy, other than the Mutual Fund Account, that are part of the general assets of PFL that are not in separate accounts.

  Fixed Annuity Payments--Payments made pursuant to an Annuity Payment Option which do not fluctuate in amount.

  Gross Partial Withdrawal--The total amount which will be deducted from the Policy Value as a result of each partial withdrawal.

  Guaranteed Period Options--The various guaranteed interest rate periods which may be offered by PFL under the Fixed Account into which Premium Payments may be paid or amounts transferred.

  Investment Options--Any of the Guaranteed Period Options of the Fixed Account, the One Year Fixed Option, and any of the Subaccounts of the Mutual Fund Account.

  Mutual Fund Account--The PFL Life Variable Annuity Account A, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, to which Premium Payments under the Policies may be allocated.

  Nonqualified Policy--A Policy other than a Qualified Policy.

  One Year Fixed Option--An account in the Fixed Account into or from which Premium Payments may be paid or amounts transferred, and which may be used for Dollar Cost Averaging, Asset Rebalancing other transfers and partial withdrawals.

  PFL--PFL Life Insurance Company, the issuer of the Policies.

  Policy--One of the Atlas Portfolio Builder Variable Annuity policies offered by this Prospectus.

  Policy Anniversary--Each anniversary of the Policy Date.

  Policy Date--The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.

  Policy Owner or Owner--The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and prior to the Annuity Commencement Date is the person designated as the Owner or a Successor Owner in the application.

  Policy Value--On or before the Annuity Commencement Date, this is an amount equal to (a) the Premium Payments; minus (b) partial withdrawals taken (including any applicable Excess Interest Adjustments and Surrender Charges on such partial withdrawals); plus (c) interest credited in the Fixed Account; plus or minus (d) accumulated gains or losses in the Mutual Fund Account (including applicable fees and charges); minus (e) any applicable premium or other taxes and transfer fees, if any.

  Policy Year--Each 12-month period beginning on the Policy Date shown on the Policy data page and each Policy Anniversary thereafter.

  Premium Payment--An amount paid to PFL by the Policy Owner or on the Policy Owner's behalf as consideration for the benefits provided by the Policy.

  Qualified Policy--A Policy issued in connection with retirement plans that qualify for special Federal income tax treatment under the Code.

  Subaccount--A subdivision within the Mutual Fund Account, the assets of which are invested in a specified Portfolio of the Underlying Funds.

  Successor Policy Owner--A person appointed by the Policy Owner to succeed to ownership of the Policy in the event of the death of the Policy Owner (if the Policy Owner is not the Annuitant) before the Annuity Commencement Date.

  Surrender Charge--The applicable contingent deferred sales charge, assessed on certain surrenders or partial withdrawals of Premium Payments to cover expenses relating to the sale of the Policies.

  Systematic Payout Option--A process by which the Owner may elect to receive periodic automatic payments to be made from the Policy Value subject to certain requirements.

  Underlying Funds--The portfolios of the Atlas Insurance Trust, the Dreyfus Variable Investment Fund, the Endeavor Series Trust, Federated Insurance Series and the WRL Series Funds, Inc., that are described in this Prospectus.

  Valuation Period--The period of time from one determination of Accumulation Unit and Annuity Unit values to the next subsequent determination of values. Such determination is made as of the close of trading on the New York Stock Exchange on each Business Day.

  Variable Annuity Payments--Payments made pursuant to an Annuity Payment Option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified Subaccounts within the Mutual Fund Account.

  Written Notice or Written Request--Written notice, signed by the Owner, that gives PFL the information it requires and is received at the Administrative and Service Office. For some transactions, PFL may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements PFL establishes for such notices.

                          THE ATLAS PORTFOLIO BUILDER
                               VARIABLE ANNUITY

                                    SUMMARY

  The following summary is intended to provide a brief overview of the Policy. More detailed information can be found in the sections of this Prospectus that follow, all of which should be read in their entirety.

THE POLICY

  The Atlas Portfolio Builder Variable Annuity is a tax-deferred flexible premium variable annuity policy which can be purchased on a non-tax qualified basis or with the proceeds from certain plans qualifying for special federal income tax treatment. The Policy gives the Owner the ability to accumulate funds on a tax-deferred basis and to receive periodic annuity payments on a variable basis, a fixed basis, or a combination of both. The Owner allocates the Premium Payments among the various options available under the Mutual Fund Account and the Fixed Account. The Policy is intended for long-term purposes, such as retirement, and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts (IRAs).

THE ACCOUNTS

  The Mutual Fund Account. The Mutual Fund Account is a separate account of PFL, which currently is divided into fifteen Subaccounts. Each Subaccount invests exclusively in shares of a portfolio of the Atlas Insurance Trust, the Dreyfus Variable Investment Fund, the Endeavor Series Trust, ("Endeavor"), Federated Insurance Series, and the WRL Series Funds, Inc. ("WRL"). The following portfolios are available, as shown under the various managers or subadvisers to the portfolios:

  Managed by Atlas Advisers, Inc.:
  .Balanced Growth

  Managed by the Dreyfus Corporation:
  .Capital Appreciation
  .Disciplined Stock
  .Growth & Income
  .Quality Bond
  .Small Cap
  .Small Cap Value (Endeavor)

  Managed by Federated Advisers:
  .High Income Bond Fund II
  .Utility Fund II

  Managed by Janus Capital Corporation:
  .Global (WRL)
  .Growth (WRL)

  Managed by OpCap Advisors:
  .Value Equity (Endeavor)

  Managed by T. Rowe Price Associates, Inc.:
  .Equity Income (Endeavor)
  .Growth Stock (Endeavor)

  Managed by Van Kampen American Capital Asset Management, Inc.:
  .Emerging Growth (WRL)

  Each of the fifteen Subaccounts of the Mutual Fund Account invests solely in a corresponding Portfolio of the Underlying Funds. Because the Policy Value will depend on the investment experience of the selected Subaccounts, the Owner bears the entire investment risk with respect to Premium Payments allocated to, and amounts transferred to, the Mutual Fund Account. (See "THE ATLAS PORTFOLIO BUILDER ACCOUNTS--The Mutual Fund Account" p. 21.)

  The Fixed Account. The Fixed Account guarantees an effective annual rate of at least 3% on: Premium Payments and transfers to, less partial withdrawals and transfers from, the Fixed Account. Upon surrender, PFL guarantees return of at least the Premium Payments made to, less prior partial withdrawals and transfers from the Fixed Account. PFL will always offer a Current Interest Rate which will be guaranteed for at least one year from the date of the Premium Payment or transfer. PFL may, in its sole discretion, declare a higher Current Interest Rate from time-to-time. PFL may offer optional guaranteed interest rate periods into which Premium Payments may be made or amounts transferred. PFL also offers a One Year Fixed Option with a one-year interest rate guarantee. There will be no Excess Interest Adjustments on transfers, partial withdrawals or surrenders from the One Year Fixed Option. Systematic Dollar Cost Averaging transfers will also be allowed from this account. (See "THE ATLAS PORTFOLIO BUILDER ACCOUNTS--The Fixed Account" p. 25.)

PREMIUM PAYMENTS

  A Nonqualified Policy may be purchased with an initial Premium Payment of at least $5,000, and a Qualified Policy generally may be purchased with an initial Premium Payment of at least $2,000. For 403(b) annuities, PFL must receive the initial Premium Payment (in any amount selected by the Owner) within ninety (90) days following the Policy Date or the Policy will be canceled. An Owner may make subsequent additional Premium Payments of at least $500 each at any time before the Annuity Commencement Date. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000. Unless otherwise required by applicable law, at the time of each Premium Payment no charges or fees are deducted, so the entire Premium Payment is invested immediately. (See "CHARGES AND DEDUCTIONS--Surrender Charge," p. 40 and CHARGES AND DEDUCTIONS--Premium Taxes," p. 41.)

  The Owner must allocate the initial Premium Payment among the various Investment Options according to allocation percentages in the Policy application or transmittal form. Any allocation must be in whole percents, and the total allocation must equal 100%. Allocations specified by the Owner for the Initial Premium Payment will be used for additional Premium Payments unless the Owner requests a change in allocation. Allocations of additional Premium Payments may be changed by sending Written Notice to Atlas. Changes in allocations will not be effective until they are received at PFL's Administrative and Service Office. (See "THE POLICY--Policy Application and Issuance of Policies--Premium Payments," p. 29.)

RIGHT TO CANCEL PERIOD

  The Owner may, until the end of the period of time specified in the Policy (the Right to Cancel period), examine the Policy and return it for a refund. The applicable period will depend on the state in which the Policy is issued. In most states the period is ten (10) days after the Policy is delivered to the Owner. Several states allow for a longer period to return the Policy. The amount of the refund will also depend on the state in which the Policy is issued. Ordinarily the amount of the refund will be the Policy Value. However, some states may require a return of the Premium Payments, or the greater of the Premium Payments or the Policy Value. PFL will pay the refund within seven
(7) days after it receives written notice of cancellation and the returned Policy. The Policy will then be deemed void.

TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE

  An Owner can transfer values from any one of the Investment Options to any other Investment Option, subject to the limits established by PFL. Transfers of funds among Investment Options are only allowed as follows:

  . Before the Guaranteed Period ends, a maximum amount equal to the interest credited to any of the Guaranteed Period Options may be transferred ("interest transfers"). No Excess Interest Adjustment will apply to interest transfers. PFL's interest crediting rates on amounts in the Fixed Account, however, are determined using a "first-in first-out ("FIFO") method, and interest transfers may affect the credited rate on the remaining amounts. There is a $50 minimum for each interest transfer.

  . When any Guaranteed Period ends, Policy Values may be transferred to any of the other Investment Options. No Excess Interest Adjustment will apply to these transfers.

  . Dollar Cost Averaging transfers from the One Year Fixed Account Option may be made to one or more other Investment Options (subject to limits established by PFL).

  . Transfers other than Dollar Cost Averaging transfers from the One Year
    Fixed Option may be made to one or more Subaccounts of the Mutual Fund Account. Each such transfer must be at least $500.

  . The minimum amount that may be transferred from a Subaccount of the Mutual Fund Account to any other Investment Option is the lesser of $500 or the entire Subaccount value. PFL reserves the right to include the remaining Subaccount value in the transfer if the remaining value is less than $500.

  (See "THE ATLAS PORTFOLIO BUILDER ACCOUNTS--Transfers," p .27, and "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 33.) Transfers currently may be made either by telephone or by sending Written Notice to Atlas. (See "THE ATLAS PORTFOLIO BUILDER ACCOUNTS--Telephone Transactions," p. 28.)

  PFL reserves the right to impose a $10 fee for each transfer in excess of 12 transfers per Policy Year. At the present time, however, PFL does not charge for transfers. (See "THE ATLAS PORTFOLIO BUILDER ACCOUNTS--Transfers," p. 27.)

SURRENDERS AND PARTIAL WITHDRAWALS

  The Owner may elect to surrender the Policy or make a partial withdrawal from the Policy ($250 minimum) in exchange for a cash payment from PFL at any time prior to the earlier of the Annuitant's death or the Annuity Commencement Date. A surrender or partial withdrawal may be subject to deductions for Surrender Charges and Excess Interest Adjustments. (See "CHARGES AND DEDUCTIONS," p. 40.) A surrender or partial withdrawal request must be made by Written Request, and a request for a partial withdrawal must specify the Investment Options from which the withdrawal is requested. There is currently no limit on the frequency or timing of partial withdrawals. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders," p. 31). For Qualified Policies the retirement plan or applicable law may restrict or penalize withdrawals. In addition to the applicable charges and deductions under the Policy, surrenders and partial withdrawals may be subject to premium taxes, income taxes and a 10% Federal penalty tax.

NURSING CARE AND TERMINAL CONDITION WITHDRAWAL OPTION

  If the Annuitant, Annuitant's spouse, Owner or Owner's spouse (only the Annuitant or Annuitant's spouse if the Owner is not a natural person): (1) has been confined in a hospital or nursing facility for 30 consecutive days or (2) has been diagnosed as having a terminal condition as defined in the Policy or endorsement, (generally a life expectancy of not more than 12 months) then partial withdrawals or surrenders may be taken with no Surrender Charge or Excess Interest Adjustment. (This benefit may not be available in New Jersey-- see the Policy or endorsement for details.) (See "DISTRIBUTIONS UNDER THE POLICY--Nursing Care and Terminal Condition Withdrawal Option," p. 32).

CHARGES AND DEDUCTIONS

  Surrender Charge. In order to permit investment of the entire Premium Payment, PFL does not deduct sales or other charges at the time the Policy is purchased. However, a Surrender Charge of up to 7% of the Premium Payment is imposed on certain surrenders or partial withdrawals of Premium Payments in order to cover expenses relating to the distribution of the Policies. The applicable Surrender Charge is based on the Policy Year. There will be no Surrender Charge imposed five or more years after the Policy Date. (See "CHARGES AND DEDUCTIONS--Surrender Charge," p. 40.)

  In each Policy Year the Owner may request partial withdrawals ($250 minimum) of up to 10% of the Cumulative Premium Payments free of Surrender Charges. The amount that may be taken free of Surrender Charges each Policy Year is cumulative. This is referred to as the "Cumulative Free Percentage." That is, Cumulative Free Percentages which are not taken are carried forward and are available to be taken in the following Policy Year free of Surrender Charges. Cumulative Free Percentage withdrawals previously taken reduce the Cumulative Free Percentage that is available. (See "DISTRIBUTIONS UNDER THE POLICY-- Surrenders," p. 31.) Amounts withdrawn in the first five Policy Years in excess of the available Cumulative Free Percentage will be subject to a Surrender Charge.

  Excess Interest Adjustment. Full surrenders and partial withdrawals from the Guaranteed Period Options of the Fixed Account prior to the end of the Guaranteed Period, and amounts applied to a Payment Option (prior to the end of the Guaranteed Period) and which are in excess of the cumulative interest credited up to the time of the withdrawal, are subject to an Excess Interest Adjustment. Depending upon rates of interest being offered by PFL, the effect of an Excess Interest Adjustment could eliminate all interest in excess of the minimum guaranteed effective annual interest rate of 3%, or it could result in the crediting of additional interest. (See "DISTRIBUTIONS UNDER THE POLICY-- Excess Interest Adjustments," p. 33.)

  Account Charges. PFL deducts a daily charge equal to a percentage of the net assets in the Mutual Fund Account for the mortality and expense risks assumed by PFL. The effective annual rate of this charge is 1.25%. (See "CHARGES AND DEDUCTIONS--Mortality and Expense Risk Fee," p. 40)

  PFL also deducts a daily Administrative Charge from the net assets of the Mutual Fund Account to partially cover expenses incurred by PFL in connection with the administration of the Account and the Policies. The effective annual rate of this charge is .15% of the value of the Mutual Fund Account's net assets. (See "CHARGES AND DEDUCTIONS--Administrative Charge," p. 41.)

  PFL guarantees that the account charges for mortality and expense risks and administrative expenses will not exceed a total of 1.40%. These account charges do not apply to amounts in the Fixed Account.

  Taxes. PFL may incur premium taxes relating to the Policies. When permitted by state law, PFL will not deduct any premium taxes related to a particular Policy from the Policy Value until withdrawal of Policy Value, payment of the death benefit, or the Annuity Commencement Date. Premium taxes currently range from 0% to 3.50% of Premium Payments. (See "CHARGES AND DEDUCTIONS--Premium Taxes," p. 41.)

  No charges are currently made against any of the Accounts for federal, state, or local income taxes. Should PFL determine that any such taxes be imposed with respect to any of the Accounts, PFL may deduct such taxes from amounts held in the relevant Account. (See "CHARGES AND DEDUCTIONS--Federal, State and Local Taxes," p. 41.)

  Charges Against the Underlying Funds. The value of the net assets of the Subaccounts of the Mutual Fund Account will reflect the investment advisory fees and other expenses incurred by the Underlying Funds.

  Expense Data. The charges and deductions are summarized in the following tables. This tabular information regarding expenses assumes that the entire Policy Value is in the Mutual Fund Account.

                              ATLAS                        DREYFUS CORPORATION
                            --------- -------------------------------------------------------------
                                                                                          SMALL CAP
                            BALANCED    CAPITAL    DISCIPLINED GROWTH & QUALITY             VALUE
                            GROWTH(5) APPRECIATION  STOCK(7)    INCOME   BOND   SMALL CAP  (END.)
                            --------- ------------ ----------- -------- ------- --------- ---------
POLICY OWNER TRANSACTION
 EXPENSES (1)
 Sales Load on Purchase
  Payments................       0           0           0          0       0        0         0
 Maximum Surrender Charge
  (as a % of Premium
  Payment
  Surrendered)(2).........       7%          7%          7%         7%      7%       7%        7%
 Surrender Fees...........       0           0           0          0       0        0         0
                       ----------------------------------------------------------------------------
 Service Charge...........                                   none
                       ----------------------------------------------------------------------------
 Transfer Fee.............                             Currently No Fee
MUTUAL FUND ACCOUNT ANNUAL
 EXPENSES
(AS A PERCENTAGE OF
 ACCOUNT VALUE)
 Mortality and Expense
  Risk Fees...............    1.25%       1.25%       1.25%      1.25%   1.25%    1.25%     1.25%
 Administrative Charge....    0.15%       0.15%       0.15%      0.15%   0.15%    0.15%     0.15%
                              ----        ----        ----       ----    ----     ----      ----
 Total Mutual Fund Account
  Annual Expenses.........    1.40%       1.40%       1.40%      1.40%   1.40%    1.40%     1.40%
UNDERLYING FUND ANNUAL
 EXPENSES (3) (4)
(AS A PERCENTAGE OF
 AVERAGE NET ASSETS, AFTER
 WAIVERS AND
 REIMBURSEMENTS)
 Management/Administrative
  Fees....................     --         0.75%       0.59%      0.75%   0.65%    0.75%     0.80%
 Other Expenses...........     --         0.09%       0.21%      0.08%   0.14%    0.04%     0.12%
                              ----        ----        ----       ----    ----     ----      ----
 Rule 12b-1 Fees..........     --          --          --         --      --       --        --
 Total Underlying Fund
  Annual Expenses.........     --         0.84%       0.80%      0.83%   0.79%    0.79%     0.92%

                                                                                                   VAN KAMPEN
                               FEDERATED                               OPCAP      T.ROWE PRICE      AMERICAN
                               ADVISERS     JANUS CAPITAL CORP.       ADVISORS  ASSOCIATES, INC.    CAPITAL
                            --------------- ----------------------    -------- ------------------- ----------
                             HIGH
                            INCOME                                     VALUE   EQUITY               EMERGING
                             BOND   UTILITY  GLOBAL       GROWTH       EQUITY  INCOME GROWTH STOCK   GROWTH
                            FUND II FUND II (WRL)(6)     (WRL)(6)      (END.)  (END.)    (END.)    (WRL) (6)
                            ------- ------- ---------    ---------    -------- ------ ------------ ----------
POLICY OWNER TRANSACTION
 EXPENSES (1)
 Sales Load on Purchase
  Payments................      0       0             0            0       0       0         0           0
 Maximum Surrender Charge
  (as a % of Premium
  Payment Surrendered)
  (2).....................      7%      7%            7%           7%      7%      7%        7%          7%
 Surrender Fees...........      0       0             0            0       0       0         0           0
                         ------------------------------------------------------------------------------------
 Service Charge                                                none
                         ------------------------------------------------------------------------------------
 Transfer Fee.............                               Currently No Fee
MUTUAL FUND ACCOUNT ANNUAL
 EXPENSES
(AS A PERCENTAGE OF
 ACCOUNT VALUE)
 Mortality and Expense
  Risk Fees...............   1.25%   1.25%         1.25%        1.25%   1.25%   1.25%     1.25%       1.25%
 Administrative Charge....   0.15%   0.15%         0.15%        0.15%   0.15%   0.15%     0.15%       0.15%
                             ----    ----     ---------    ---------    ----    ----      ----        ----
 Total Mutual Fund Account
  Annual Expenses.........   1.40%   1.40%         1.40%        1.40%   1.40%   1.40%     1.40%       1.40%
UNDERLYING FUND ANNUAL
 EXPENSES (3) (4)
(AS A PERCENTAGE OF
 AVERAGE NET ASSETS, AFTER
 WAIVERS AND
 REIMBURSEMENTS)
 Management/Administrative
  Fees....................   0.60%   0.75%         0.80%        0.80%   0.80%   0.80%     0.80%       0.80%
 Other Expenses...........   0.20%   0.10%         0.19%        0.08%   0.11%   0.16%     0.21%       0.14%
                             ----    ----     ---------    ---------    ----    ----      ----        ----
 Rule 12b-1 Fees
 Total Underlying Fund
  Annual Expenses.........   0.80%   0.85%         0.99%        0.88%   0.91%   0.96%     1.01%       0.94%

-------------------------
(1) The Surrender Charge and Transfer Fee, if any is imposed, apply to each Policy, regardless of how Policy Value is allocated among the Mutual Fund Account and the Fixed Account. Mutual Fund Account Annual Expenses do not apply to the Fixed Account.
(2) The Surrender Charge is decreased based on the number of years since the Policy Date, from 7% in the first Policy Year to 0% in the sixth Policy Year.
(3) The fee table information relating to the Underlying Funds was provided to PFL by the Underlying Funds, relative to the year ended December 31, 1996, and PFL has not independently verified such information. (See "CHARGES AND DEDUCTIONS--Other Expenses Including Investment Advisory Fees," p. 41.) Expense information for the Atlas Balanced Growth Portfolio, which had not commenced operations at the date of this Prospectus, is an annualized estimate for 1997.
(4) Net of advisory fee waivers or expense reimbursements by the respective investment advisor. For the year ended December 31, 1996, Federated Advisers waived fees or reimbursed 0.59% to the High Income Bond Fund II, and 0.51% to the Utility Fund II. For the year ended December 31, 1996, Dreyfus Corporation waived management fees of 0.16% to the Capital Appreciation portfolio.
(5) The Balanced Growth Portfolio will also indirectly bear its pro rata share of fees and expenses incurred by the underlying Atlas Funds. The prospectus for the Balanced Growth Portfolio provides specific information on the expense ratios for each of the underlying Atlas Funds in which the portfolio will invest. The range of the average weighted expense ratio for
    the portfolio, including such indirect expenses is expected to be    % to
       %. A range is provided since the average assets of the Portfolio invested in each of the underlying Atlas Funds will fluctuate.
(6) Effective January 1, 1997, the WRL Series Fund, Inc. has adopted a Plan of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") ("Distribution Plan") and pursuant to the Distribution Plan, has entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the WRL Series Fund, Inc. Under the Distribution Plan, the WRL Series Fund, Inc., on behalf of the WRL Growth Portfolio, the Global Portfolio and the Emerging Growth Portfolios authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of the Portfolio's shares, amounts equal to actual expenses associated with distributing the Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the WRL Series Fund, Inc. of distribution expenses with respect to any portfolio (including the WRL Growth Portfolio) during the fiscal year ending December 31, 1997. Owners will be notified in advance prior to ISI's seeking such reimbursement.
(7) Annualized Expenses from April 30, 1996, (commencement of portfolio operations) to December 31, 1996, for Underlying Fund.

Examples

  An Owner would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets and assuming the entire Policy Value is in the applicable Subaccount:

    1. If the Policy is surrendered at the end of the applicable time period:

                                                                  1 YEAR 3 YEARS
                                                                  ------ -------
      Atlas Advisers, Inc.
        Balanced Growth Subaccount...............................
      Dreyfus Corporation
        Capital Appreciation Subaccount..........................
        Disciplined Stock Subaccount.............................
        Growth & Income Subaccount...............................
        Quality Bond Subaccount..................................
        Small Cap Subaccount.....................................
        Small Cap Value (End.) Subaccount........................
      Federated Advisers
        High Income Bond Fund II Subaccount......................
        Utility Fund II Subaccount...............................
      Janus Capital Corp.
        Global (WRL) Subaccount..................................
        Growth (WRL) Subaccount..................................
      OpCap Advisors
        Value Equity (End.) Subaccount...........................
      T. Rowe Price Associates, Inc.
        Equity Income (End.) Subaccount..........................
        Growth Stock (End.) Subaccount...........................
      Van Kampen American Capital Asset Management, Inc.
        Emerging Growth (WRL) Subaccount.........................

    2. If the Policy is annuitized at the end of the applicable time period:

                                                                  1 YEAR 3 YEARS
                                                                  ------ -------
      Atlas Advisers, Inc.
        Balanced Growth Subaccount...............................
      Dreyfus Corporation
        Capital Appreciation Subaccount..........................
        Disciplined Stock Subaccount.............................
        Growth & Income Subaccount...............................
        Quality Bond Subaccount..................................
        Small Cap Subaccount.....................................
        Small Cap Value (End.) Subaccount........................
      Federated Advisers
        High Income Bond Fund II Subaccount......................
        Utility Fund II Subaccount...............................
      Janus Capital Corp.
        Global (WRL) Subaccount..................................
        Growth (WRL) Subaccount..................................
      OpCap Advisors
        Value Equity (End.) Subaccount...........................
      T. Rowe Price Associates, Inc.
        Equity Income (End.) Subaccount..........................
        Growth Stock (End.) Subaccount...........................
      Van Kampen American Capital Asset Management, Inc.
        Emerging Growth (WRL) Subaccount.........................

    3. If the Policy is not surrendered or annuitized:

                                                                  1 YEAR 3 YEARS
                                                                  ------ -------
      Atlas Advisers, Inc.
        Balanced Growth Subaccount...............................
      Dreyfus Corporation
        Capital Appreciation Subaccount..........................
        Disciplined Stock Subaccount.............................
        Growth & Income Subaccount...............................
        Quality Bond Subaccount..................................
        Small Cap Subaccount.....................................
        Small Cap Value (End.) Subaccount........................
      Federated Advisers
        High Income Bond Fund II Subaccount......................
        Utility Fund II Subaccount...............................
      Janus Capital Corp.
        Global (WRL) Subaccount..................................
        Growth (WRL) Subaccount..................................
      OpCap Advisors
        Value Equity (End.) Subaccount...........................
      T. Rowe Price Associates, Inc.
        Equity Income (End.) Subaccount..........................
        Growth Stock (End.) Subaccount...........................
      Van Kampen American Capital Asset Management, Inc.
        Emerging Growth (WRL) Subaccount.........................

  The above tables are intended to assist the Owner in understanding the costs and expenses of the Mutual Fund Account and the Underlying Funds that the Owner will bear, directly or indirectly. These include the 1996 expenses of the Underlying Funds, or in the case of the Atlas Insurance Trust, its estimated expenses for 1997. (See "CHARGES AND DEDUCTIONS," p. 40, and the Underlying Funds' prospectuses.) In addition to the expenses listed above, premium taxes, currently ranging from 0% to 3.50% of Premium Payments may be applicable.

  THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THE ASSUMED RATE. THE FIGURES AND DATA FOR UNDERLYING FUND ANNUAL EXPENSES HAVE BEEN PROVIDED (OR ESTIMATED) BY THE UNDERLYING FUNDS FOR 1996 AND PFL HAS NOT INDEPENDENTLY VERIFIED THEIR ACCURACY.

DEATH BENEFIT

  In the event that the Annuitant who is not the Owner dies prior to the Annuity Commencement Date, the Owner will become the Annuitant unless the Owner specifically requests on the application or in a Written Request that the death benefit be paid upon the Annuitant's death and PFL agrees to such an election. If the Annuitant is also the Owner, upon receipt of proof that the Annuitant has died before the Annuity Commencement Date, the Death Benefit is calculated and is payable to the Beneficiary when we receive an election of the method of settlement and return of the Policy.

  The amount of the Death Benefit will depend on the state where the Policy is purchased and the age(s) of the Annuitant(s) on the Policy Date. The death benefit is equal to the greatest of: (1) the Policy Value on the date PFL receives due proof of the Annuitant's death and an election of a method of settlement; (2) the Cash Value on the date PFL receives due proof of the Annuitant's death and an election of a method of settlement; and (3) the Guaranteed Minimum Death Benefit, plus any additional Premium Payments received less any Gross Partial Withdrawals, from the date of the Annuitant's death to the date of payment of death proceeds.

  PFL guarantees that the Death Benefit will be at least a minimum amount (the "Guaranteed Minimum Death Benefit") as follows: When all of the Annuitants are younger than age 75 on the Policy Date, the Guaranteed Minimum Death Benefit is the greater of a "5% Annually Compounding" Death Benefit or a "Step-Up" Death Benefit. The "5% Annually Compounding" Death Benefit is equal to: (a) the total Premium Payments; minus (b) Adjusted Partial Withdrawals, (as described below); plus (c) interest accumulated at 5% per year from the Premium Payment or withdrawal date to the earlier of the Annuitant's date of death or the Annuitant's 76th birthday. The "Step-Up" Death Benefit is equal to (a) the largest Policy Value on the Policy Date or on any Policy Anniversary prior to the earlier of the Annuitant's date of death or prior to the Annuitant's 76th birthday; plus (b) any Premium Payments subsequent to the date of the Policy Anniversary with the largest Policy Value; minus (c) any Adjusted Partial Withdrawals (as described below), subsequent to the date of the Policy Anniversary with the largest Policy Value.

  When any Annuitant is age 75 or older on the Policy Date, the Guaranteed Minimum Death Benefit is a "Return of Premium" Death Benefit, which is equal to: (a) the total Premium Payments; minus (b) Adjusted Partial Withdrawals, (as described below) as of the Annuitant's date of death.

  A partial withdrawal will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the "Adjusted Partial Withdrawal." Each Adjusted Partial Withdrawal is equal to the Gross Partial Withdrawal multiplied by an Adjustment factor.

  The Adjustment factor is equal to: the amount of the death proceeds prior to the partial withdrawal; divided by the Policy Value prior to the partial withdrawal.

  The Death Benefit is not paid on the death of an Owner if the Owner is not the Annuitant. If an Owner who is not the Annuitant dies before the Annuity Commencement date, the amount payable under the Policy upon surrender will be the Policy Value increased or decreased by any applicable Excess Interest Adjustment.

  If the age or sex of an Annuitant has been misstated, the death benefit will be that which the Premium Payments would have purchased for the correct age or sex of that Annuitant.

VARIATIONS IN POLICY PROVISIONS

  Certain provisions of the Policies may vary from the descriptions in this Prospectus in order to comply with different state laws. See the Policy itself for variations. Any such state variations will be included in the Policy itself or in riders or endorsements attached to the Policy.

  New Jersey residents: Annuity payments must begin on or before the Policy Anniversary that is closest to the Annuitant's 70th birthday or the 10th Policy Anniversary, whichever occurs last. The Owner may not select a Guaranteed Period Option that would extend beyond that date. The Owner's options at the Annuity Commencement Date are to elect a lump sum payment, or elect to receive annuity payments under one of the Fixed Payment Options. New Jersey residents cannot elect Variable Payment Options. Consult your agent and the policy form itself for details regarding these and other terms applicable to policies sold in New Jersey.

FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN THE POLICY

  With respect to Owners who are natural persons, there should be no federal income tax on increases in the Policy Value until a distribution under the Policy occurs (e.g., a surrender or Annuity Payment) or is deemed to occur (e.g., a pledge or assignment of a Policy). Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions will be subject to withholding unless the recipient elects otherwise. In addition, a penalty tax may apply to certain distributions or deemed distributions under the Policy. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 42.)

REQUESTS FOR INFORMATION

  Any telephone requests and inquiries should be made to Atlas at 1-800-933-
2852.

  Any Written Notices or Written Requests should be sent to the following address:

                            Atlas Securities, Inc.
                         794 Davis Street, PO Box 1894
                             San Leandro CA 94577

  Written Notices or Written Requests may also be sent to:

                          PFL Life Insurance Company
                      Administrative and Service Office:
              Financial Markets Division--Variable Annuity Dept.
                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

  Note: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this Prospectus and in the Statement of Additional Information and in the prospectuses for the Underlying Funds and in the Policy, all of which should be referred to for more detailed information. This Prospectus generally describes only the Policy and the Mutual Fund Account. Separate prospectuses describe the Underlying Funds. (There is no prospectus for the Fixed Account since interests in the Fixed Account are deemed not to be securities. See "THE ATLAS PORTFOLIO BUILDER ACCOUNTS--The Fixed Account, " p. 25.)

                             FINANCIAL STATEMENTS

  The financial statements of PFL and the independent auditors' report thereon are contained in the Statement of Additional Information which is available free upon request to Atlas.

                          HISTORICAL PERFORMANCE DATA

STANDARDIZED PERFORMANCE DATA

  From time to time, PFL and Atlas may advertise historical yields and total returns for the Subaccounts of the Mutual Fund Account. These figures will be calculated according to standardized methods prescribed by the Securities and Exchange Commission ("SEC"). They will be based on historical returns and are not intended to indicate future performance.

  The yield of a Subaccount of the Mutual Fund Account for a Policy refers to the annualized income generated by an investment under a Policy in the Subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

  The total return of a Subaccount of the Mutual Fund Account refers to return quotations assuming an investment under a Policy has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the total return for these periods will be provided. The total return quotations for a Subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the Subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.

  The yield and total return calculations for a Subaccount do not reflect the effect of any premium taxes that may be applicable to a particular Policy. The yield calculations also do not reflect the effect of any Surrender Charge that may be applicable to a particular Policy. To the extent that any or all of a premium tax and/or Surrender Charge is applicable to a particular Policy, the yield and/or total return of that Policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from PFL's Administrative and Service Office upon request.

HYPOTHETICAL PERFORMANCE DATA OF SUBACCOUNTS

  The following performance data is for hypothetical subaccounts which would be subject to the same fees, charges and deductions as the Subaccounts of the Mutual Fund Account, but which are shown as if the hypothetical subaccounts actually commenced operations on the same date as the underlying Portfolio. Accordingly, the following hypothetical performance data is for periods before the Subaccounts actually commenced operations, and is based on the performance of the Underlying Funds adjusted to reflect the Mutual Fund Account charges.

  The following information is also based on the method of calculation described in the Statement of Additional Information. The average annual total returns for periods ended December 31, 1996, were as follows:

                 HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURNS(1)

                                                       FROM
                                                    PORTFOLIO   CORRESPONDING
                                                   INCEPTION OR   PORTFOLIO
                                    1 YEAR 5 YEARS   10 YEARS   INCEPTION DATE
                                    ------ ------- ------------ --------------
Atlas Advisers, Inc.
  Balanced Growth Subaccount.......  N/A     N/A       N/A            (2)
Dreyfus Corporation
  Capital Appreciation Subaccount..
  Disciplined Stock Subaccount.....
  Growth & Income Subaccount.......
  Quality Bond Subaccount..........
  Small Cap Subaccount.............
  Small Cap Value (End.)
   Subaccount......................
Federated Advisers
  High Income Bond Fund II
   Subaccount......................
  Utility Fund II Subaccount.......
Janus Capital Corp.
  Global (WRL) Subaccount..........
  Growth (WRL) Subaccount..........
OpCap Advisors
  Value Equity (End.) Subaccount...
T. Rowe Price Associates, Inc.
  Equity Income (End.) Subaccount..
  Growth Stock (End.) Subaccount...
Van Kampen American Capital Asset
 Management, Inc.
  Emerging Growth (WRL)
   Subaccount......................

--------
(1) This performance data is hypothetical for the Atlas Portfolio Builder Variable Annuity. For purposes of this calculation, the deductions for the Mortality and Expense Risk Fee and Administrative Charge are made on a monthly basis, rather than a daily basis. Accumulation Unit values and yields will fluctuate and there is no guarantee the Owner will receive back the Owner's original premium payments. Average Annual Total Returns and Yield include all insurance contract charges.
(2) The Atlas Balanced Growth Portfolio is expected to commence operations on or about the date of this Prospectus, therefore no comparable information is available.

NON-STANDARDIZED PERFORMANCE DATA

  PFL may from time to time also advertise or disclose average annual total return or other performance data in non-standard formats for a Subaccount of the Mutual Fund Account. The non-standard performance data may assume that no Surrender Charge is applicable, and may also make other assumptions such as the amount invested in a Subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

  The following hypothetical non-standardized average annual total return figures are based on the assumption that the Policy is not surrendered, and therefore no Surrender Charge is imposed.

                   HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURNS
                       (ASSUMING NO SURRENDER CHARGE)(1)

                                                       FROM
                                                    PORTFOLIO   CORRESPONDING
                                                   INCEPTION OR   PORTFOLIO
                                    1 YEAR 5 YEARS   10 YEARS   INCEPTION DATE
                                    ------ ------- ------------ --------------
Atlas Advisers, Inc.
  Balanced Growth Subaccount.......  N/A     N/A       N/A            (2)
Dreyfus Corporation
  Capital Appreciation Subaccount..
  Disciplined Stock Subaccount.....
  Growth & Income Subaccount.......
  Quality Bond Subaccount..........
  Small Cap Subaccount.............
  Small Cap Value (End.)
   Subaccount......................
Federated Advisers
  High Income Bond Fund II
   Subaccount......................
  Utility Fund II Subaccount.......
Janus Capital Corp.
  Global (WRL) Subaccount..........
  Growth (WRL) Subaccount..........
OpCap Advisors
  Value Equity (End.) Subaccount...
T. Rowe Price Associates, Inc.
  Equity Income (End.) Subaccount..
  Growth Stock (End.) Subaccount...
Van Kampen American Capital Asset
 Management, Inc.
  Emerging Growth (WRL)
   Subaccount......................

--------
(1) This performance data is hypothetical for the Atlas Portfolio Builder Variable Annuity. For purposes of this calculation, the deductions for the Mortality and Expense Risk Fee and Administrative Charge are made on a monthly basis, rather than a daily basis. Accumulation Unit values and yields will fluctuate and there is no guarantee the Owner will receive back the Owner's original premium payments. Average Annual Total Returns and Yield include all insurance contract charges.
(2) The Atlas Balanced Growth Portfolio is expected to commence operations on or about the date of this Prospectus, therefore no comparable information is available.

  All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information, a copy of which may be obtained free from Atlas.

                               PUBLISHED RATINGS

  PFL may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service, and Duff & Phelps Credit Rating Co. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL and they should not be considered as bearing on the investment performance of assets held in the Mutual Fund Account or of the safety or riskiness of an investment in the Mutual Fund Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard & Poor's Insurance Ratings Services, Moody's Investors Service or Duff & Phelps Credit Rating Co. may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations such as debt or commercial paper obligations.

                          PFL LIFE INSURANCE COMPANY

  PFL Life Insurance Company ("PFL"), 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001, is a stock life insurance company. It was incorporated under the name NN Investors Life Insurance Company, Inc. under the laws of the State of Iowa on April 19, 1961. It is principally engaged in the sale of life insurance and annuity policies, and is licensed in the District of Columbia, Guam, and in all states except New York. As of December 31, 1996, PFL had assets of approximately $7.9 billion. PFL is a wholly-owned indirect subsidiary of AEGON USA, Inc. which conducts substantially all of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON n.v. of the Netherlands, the securities of which are publicly traded. AEGON n.v., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

                     THE ATLAS PORTFOLIO BUILDER ACCOUNTS

  Premium Payments made under a Policy may be allocated to the Mutual Fund Account, to the Fixed Account, or to a combination of these Accounts.

THE MUTUAL FUND ACCOUNT

  The Mutual Fund Account was established as a separate investment account of PFL under the laws of the State of Iowa on February 17, 1997. The Mutual Fund Account receives and currently invests the Premium Payments under the Policies that are allocated to it for investment only in shares of the Underlying Funds.

  The Mutual Fund Account currently is divided into fifteen Subaccounts. Additional Subaccounts may be established in the future at the discretion of PFL. Each Subaccount invests exclusively in shares of one of the Portfolios of the Underlying Funds. Under Iowa law, the assets of the Mutual Fund Account are owned by PFL but they are held separately from the other assets of PFL. To the extent that these assets are attributable to the Policy Value of the Policies, these assets are not chargeable with liabilities incurred in any other business operation of PFL. Income, gains, and losses incurred on the assets in the Subaccounts of the Mutual Fund Account, whether or not realized, are credited to or charged against that Subaccount without regard to other income, gains or losses of any other Account or Subaccount of PFL. Therefore, the investment performance of any Subaccount should be entirely independent of the investment performance of PFL's general account assets or any other Account or Subaccount maintained by PFL.

  The Mutual Fund Account is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Mutual Fund Account or PFL.

  Underlying Funds. The available Subaccounts of the Mutual Fund Account currently invest exclusively in shares of the Underlying Funds. Each of the Underlying Funds are diversified, open-end management investment companies, except for the Atlas Insurance Trust because it invests in a limited number of mutual funds. Although the Atlas Insurance Trust is a "nondiversified" investment company, the underlying Atlas Funds in which it invests are themselves diversified investment companies.

  Certain information concerning the Underlying Funds is set forth below. More detailed information may be found in the Underlying Funds' current prospectuses, which accompany or precede this Prospectus, and the Underlying Funds' current Statements of Additional Information. The following description is qualified in its entirety by reference to each Underlying Fund's prospectus and Statement of Additional Information where more detailed information may be found.

  The fifteen Portfolios offered by the Underlying Funds provide a range of investment alternatives that vary according to the different investment objectives described in the Underlying Funds' prospectuses and summarized below. The assets of each Portfolio are separate from the others, and each Portfolio has separate investment objectives and policies. As a result, each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. Each of the Portfolios may not be available for investment in every state.

  The ATLAS BALANCED GROWTH PORTFOLIO seeks long-term growth of capital, and moderate current income. The Portfolio is designed to provide broad one-step diversification among equity, fixed income, and money market securities. The Portfolio is a "fund of funds" that diversifies its assets within set limits among several underlying Atlas Funds. The Portfolio's strategy of investment in other mutual funds results in greater expenses than may be incurred by investing in the underlying Atlas Funds directly. However, the underlying Atlas Funds are not available through the purchase of variable annuity contracts.

  The DREYFUS CAPITAL APPRECIATION PORTFOLIO seeks to provide long-term capital growth consistent with the preservation of capital, current income is a secondary investment objective. This portfolio invests primarily in the common stocks of domestic and foreign issuers.

  The DREYFUS DISCIPLINED STOCK PORTFOLIO seeks to provide investment results that are greater than the total return performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. This portfolio will use quantitative statistical modeling techniques to construct a portfolio in an attempt to achieve its investment objective, without assuming undue risk relative to the broad stock market.

  The DREYFUS GROWTH AND INCOME PORTFOLIO seeks to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This portfolio invests primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.

  The DREYFUS QUALITY BOND PORTFOLIO seeks to provide the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity. This portfolio invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and U.S. major banking institutions.

  The DREYFUS SMALL CAP PORTFOLIO seeks to maximize capital appreciation. This portfolio invests primarily in common stocks of domestic and foreign issuers. This portfolio will be particularly alert to companies that The Dreyfus Corporation considers to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which would enhance prospects for growth in future earnings.

  The DREYFUS SMALL CAP VALUE (ENDEAVOR) PORTFOLIO seeks capital appreciation through investments in a diversified portfolio of equity securities of companies with a median market capitalization of approximately $750 million, provided that under normal market conditions at least 75% of the portfolio's investments will be in equity securities of companies with capitalizations at the time of purchase between $150 million and $1.5 billion.

  The FEDERATED HIGH INCOME BOND FUND II PORTFOLIO seeks high current income. The portfolio endeavors to achieve its objective by investing primarily in a professionally managed, diversified portfolio of fixed income securities. The fixed income securities in which the Fund intends to invest are lower-rated corporate debt obligations, which are commonly referred to as "junk bonds." Some of these fixed income securities may involve equity features. Capital growth will be considered, but only when consistent with the investment objective of high current income.

  The FEDERATED UTILITY FUND II PORTFOLIO seeks moderate capital appreciation and high current income by investing in a professionally-managed, diversified portfolio of utility company equity and debt securities. The portfolio is actively managed to help reduce interest rate risk through the use of convertible securities.

  The VALUE EQUITY (ENDEAVOR) PORTFOLIO MANAGED BY OPCAP ADVISORS seeks long-term capital appreciation through investment in securities (primarily equity securities) of companies that are believed by the portfolio's investment advisor to be undervalued in the marketplace in relation to factors such as the companies' assets or earnings.

  The GLOBAL (WRL) PORTFOLIO MANAGED BY JANUS CAPITAL CORP. seeks long-term growth of capital in a manager consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers. The portfolio seeks to invest in companies and other organizations on a worldwide basis, regardless of country of organizations or place of principal business activity, as well as domestic and foreign governments, government agencies and other governmental entities. Realization of income is not a significant investment consideration and any income realized on the portfolio's investments will, therefore, be incidental to the portfolio's objective.

  The GROWTH (WRL) PORTFOLIO MANAGED BY JANUS CAPITAL CORP. seeks growth of capital. The portfolio will invest substantially all of its assets in common stocks when the portfolio manager believes that the relevant market environment favors profitable investing in those securities. Common stock investments are selected in industries and companies that the portfolio manager believes are experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate. The portfolio manager's analysis and selection process focuses on stocks issued by companies with earnings growth potential. In particular, the WRL Growth Portfolio intends to buy stocks with earnings growth potential that may not be recognized by the market. Securities are selected solely for their growth potential; investment income is not a consideration.

  The T. ROWE PRICE EQUITY INCOME (ENDEAVOR) PORTFOLIO seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies. In pursuing its objective, the portfolio emphasizes companies with favorable prospects for increasing dividend income, and secondarily, capital appreciation. Over time, the income component (dividends and interest earned) of the portfolio's investments is expected to be a significant contributor to the portfolio's total return. The portfolio's yield is expected to be significantly above that of the Standard & Poor's 500 Composite Stock Price Index. Total return will consist primarily of dividend income and secondarily of capital appreciation (or depreciation).

  THE T. ROWE PRICE GROWTH STOCK (ENDEAVOR) PORTFOLIO seeks long-term growth of capital and to increase dividend income through investment primarily in common stocks of well-established growth companies. A growth company is defined by the portfolio's investment adviser as one which: (1) has demonstrated historical growth of earnings faster than the growth of inflation and the economy in general; and (2) has indications of being able to continue this growth pattern in the future. Total return will consist primarily of capital appreciation or depreciation and secondarily of dividend income.

  THE EMERGING GROWTH (WRL) PORTFOLIO MANAGED BY VAN KAMPEN AMERICAN CAPITAL MANAGEMENT, INC. seeks capital appreciation. The portfolio seeks to achieve its objective by investing primarily in common stocks of small and medium sized companies. Under normal conditions, at least 65% of the portfolio's total assets will be invested in common stocks of small and medium sized companies, both domestic and foreign, in the early stages of their life cycle, that the portfolio's sub-adviser believes have the potential to become major enterprises. Investments in such companies may offer greater opportunities for growth of capital than larger, more established companies, but also involve certain special risks. Emerging growth companies often have limited product lines, markets, or financial resources, and they may be dependent upon one or a few key people for management. The securities of such companies may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.

  THERE IS NO ASSURANCE THAT ANY OF THE UNDERLYING FUNDS' PORTFOLIOS WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

  The investment adviser for the Atlas Insurance Trust is Atlas Advisers, Inc., a subsidiary of Golden West Financial Corporation.

  The Dreyfus Variable Investment Fund's investment adviser is the Dreyfus Corporation, a wholly owned subsidiary of Mellon Bank, N.A., which is a wholly owned subsidiary of Mellon Bank Corporation.

  The Endeavor Series Trust's investment adviser is Endeavor Investment Advisers, which is a general partnership of which Endeavor Management Co. is the managing partner. Endeavor Management Co. holds a 50.01% interest in Endeavor Investment Advisers. AUSA Financial Markets, Inc., an affiliate of PFL, holds the remaining 49.99% interest.

  Federated Insurance Series was originally established as "Insurance Management Series" in 1993. The investment adviser for the fund is Federated Advisers.

  WRL Series Funds, Inc.'s investment adviser is WRL Investment Management, Inc., a wholly owned subsidiary of Western Reserve Life Assurance Co. of Ohio, Inc., which is an affiliate of PFL.

  The Underlying Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Premium Payments to a particular Subaccount. The Underlying Funds are not limited to selling their shares to the Mutual Fund Account and are permitted to accept investments from any separate account of an insurance company and qualified retirement plans. Since the Portfolios of the Underlying Funds are available to registered separate accounts offering variable annuity products of PFL, as well as variable annuity and variable life products of other insurance companies and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of the Mutual Fund Account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including PFL, agree to take any necessary steps, including removing their separate accounts from the Underlying Funds, to resolve the matter. See the Underlying Funds' prospectuses for further details.

  PFL may receive expense reimbursements or other revenues from the Underlying Funds, their portfolios or their investment advisers.

  Addition, Deletion, or Substitution of Investments. PFL cannot and does not guarantee that any of the Subaccounts or portfolios will always be available for Premium Payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the Mutual Fund Account and its investments. PFL reserves the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of the Underlying Funds, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in PFL's judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Mutual Fund Account. To the extent required by the 1940 Act, substitutions of shares attributable to an Owner's interest in a Subaccount will not be made without prior notice to the Owner and the prior approval of the SEC. Nothing contained herein shall prevent the Mutual Fund Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of requests made by Owners.

  New Subaccounts may be established when, in the discretion of PFL and Atlas, marketing, tax, investment or other conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by PFL and Atlas. Each additional Subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. PFL may also eliminate one or more Subaccounts if, PFL and Atlas determine that, marketing, tax, investment or other conditions warrant such change. In the event any Subaccount is eliminated, PFL and Atlas will notify Owners and request a reallocation of the amounts invested in the eliminated Subaccount. If no such reallocation is provided by the Owner, PFL will reinvest the amounts invested in the eliminated Subaccount in another Subaccount, that PFL deems to be appropriate.

  In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Policies, the Mutual Fund Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, PFL also may (1) transfer the assets of the Mutual Fund Account associated with the Policies to another account or accounts, (2) restrict or eliminate any voting rights of Owners or other persons who have voting rights as to the Mutual Fund Account, (3) create new mutual fund accounts, (4) add new Subaccounts to or remove existing Subaccounts from the Mutual Fund Account, or combine Subaccounts, or (5) add new underlying funds, or substitute a new fund for an existing fund.

THE FIXED ACCOUNT

  This Prospectus is generally intended to serve as a disclosure document only for the Policy and the Mutual Fund Account. For complete details regarding the Fixed Account, see the Policy itself.

  Premium Payments allocated and amounts transferred to the Fixed Account become part of the general account of PFL, which supports insurance and annuity obligations. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. PFL has been advised that while the staff of the SEC has not reviewed the disclosures in this Prospectus which relate to the Fixed Account, the disclosures may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made in the Prospectus.

  The Fixed Account is part of the general assets of PFL, other than those in the Mutual Fund Account or in any other segregated asset account. The Policy Owner may allocate Premium Payments to the Fixed Account at the time of Premium Payment or by subsequent transfers from the Mutual Fund Account. Rather than the Policy Owner bearing the investment risk, as is the case for Policy Value allocated to the Mutual Fund Account, PFL bears the full investment risk for all

Policy Value allocated to the Fixed Account. PFL has sole discretion to invest the assets of its general account, including the Fixed Account, subject to applicable law. While PFL bears the full investment risk for all Policy Value in the Fixed Account, the Owner bears the risk that PFL would not be able to satisfy its contractual obligations.

  Premium Payments applied to, and any amounts transferred to, the Fixed Account will reflect a fixed interest rate. The interest rates PFL sets will be credited for increments of at least one year measured from each Premium Payment or transfer date. These rates will never be less than an effective annual interest rate of 3%.

  Upon surrender of the Policy the Owner will receive at least the Premium Payments applied to, less prior partial withdrawals and transfers from the Fixed Account.

  Guaranteed Periods. PFL may offer optional guaranteed interest rate periods ("Guaranteed Period Options" or "GPOs") into which Premium Payments may be paid or amounts transferred. Currently, PFL offers Guaranteed Period Options for periods of 5 or 7 years. The current interest rate PFL sets for funds placed in each Guaranteed Period Option will apply to those funds until the end of the Guaranteed Period. At the end of the Guaranteed Period, the Premium Payment or amount transferred into the Guaranteed Period Option less any partial withdrawals or transfers from that Guaranteed Period Option, including the effect of any Excess Interest Adjustment or Surrender Charge due to partial withdrawals prior to the end of the Guaranteed Period, plus accrued interest, will be rolled into a new Guaranteed Period Option.

  The Owner may choose the Guaranteed Period Option into which the funds are to be placed by giving PFL notice within 30 days before the end of the expiring Guaranteed Period. In the absence of such election, the new Guaranteed Period will be the same as the expiring one. If that Guaranteed Period Option is no longer offered by PFL, the next shorter Guaranteed Period Option then being offered will be used. If there is not a shorter Guaranteed Period Option being offered, PFL will roll the funds into the One Year Fixed Option.

  Surrenders or partial withdrawals from a Guaranteed Period Option prior to the end of the Guaranteed Period and which are in excess of the cumulative interest credited at the time of, but prior to, the withdrawal are subject to an Excess Interest Adjustment on the amount withdrawn. See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 33.) Transfers of amounts up to the cumulative interest credited up to the time of the transfer are allowed with no Excess Interest Adjustment. No other transfers from any Guaranteed Period Option to any other Investment Option will be allowed prior to the end of the Guaranteed Period. (See "Transfers," p. 27.)

  For purposes of crediting interest, the oldest Premium Payment or transfer into a Guaranteed Period Option within the Fixed Account, plus interest allocable to that Premium Payment or transfer, is considered to be withdrawn first; the next oldest Premium Payment or transfer plus interest is considered to be withdrawn next, and so on (this is a "first-in, first-out" procedure).

  One Year Fixed Option. PFL will offer a One Year Fixed Option, into which Premium Payments may be paid or amounts transferred. The current interest rate PFL sets for funds entering this option is guaranteed for one year. Surrenders, partial withdrawals and transfers from the One Year Fixed Option to any of the other Investment Options are permitted without incurring any Excess Interest Adjustments. In addition, Dollar Cost Averaging transfers are only available from the One Year Fixed Option.

  Dollar Cost Averaging. Transfers under a Dollar Cost Averaging program will not be subject to an Excess Interest Adjustment. Dollar cost averaging requires regular investment regardless of fluctuating prices and does not guarantee profits nor prevent losses in a declining market. Before electing this option, individuals should consider their financial ability to continue transfers through periods of both high and low price levels. (See "THE ATLAS PORTFOLIO BUILDER ACCOUNTS--Dollar Cost Averaging" p. 28.)

  Guaranteed Interest Rates. PFL periodically will establish an applicable Guaranteed Interest Rate for each of the Guaranteed Period Options within the Fixed Account, and the One Year Fixed Account Option. Current Guaranteed Interest Rates may be changed by PFL frequently or infrequently depending on interest rates on investments available to PFL and other factors as described below, but once established, the rate will be guaranteed for the entire duration of the Guaranteed Period. However, any amount withdrawn or transferred may be subject to an Excess Interest Adjustment, except at the end of the Guaranteed Period. (See "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 33.)

  The Guaranteed Interest Rate will not be less than an effective rate of 3% per year, regardless of any application of the Excess Interest Adjustment. PFL has no specific formula for determining the rate of interest that it will declare as a Guaranteed Interest Rate, as this rate will be reflective of interest rates available on the types of debt instruments in which PFL intends to invest amounts allocated to the Fixed Account. In addition, PFL's management may consider other factors in determining Guaranteed Interest Rates for a particular Guaranteed Period including but not limited to: regulatory and tax requirements; sales commissions and administrative expenses borne by the Company; general economic trends; and consultation with Atlas regarding competitive factors. There is no obligation to declare a rate in excess of 3%; the Policy Owner assumes the risk that declared rates will not exceed 3%. PFL has complete discretion to declare any rate of at least 3%, regardless of market interest rates, the amounts earned by PFL on its investments, or any other factors.

  PFL'S MANAGEMENT HAS COMPLETE AND SOLE DISCRETION TO DETERMINE THE GUARANTEED INTEREST RATES. PFL CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE GUARANTEED INTEREST RATES, EXCEPT THAT PFL GUARANTEES THAT FUTURE GUARANTEED EFFECTIVE INTEREST RATES WILL NOT BE BELOW 3% PER YEAR.

TRANSFERS

  Prior to the Annuity Commencement Date, an Owner can transfer Policy Values from any of the Investment Options to another Investment Option within certain limits. Subject to the limitations and restrictions described below, transfers from an Investment Option may be made, up to thirty days prior to the Annuity Commencement Date, by sending Written Notice, signed by the Owner, to Atlas.

  Transfers currently may be made without charge as often as the Owner wishes, subject to the minimum dollar amounts specified below. PFL reserves the right to limit these transfers to no more than 12 per Policy Year in the future or to charge up to $10 per transfer in excess of 12 per Policy Year.

  Transfers of funds among Investment Options are only allowed as follows:

 . Before the Guaranteed Period ends, a maximum amount equal to the interest credited to any of the Guaranteed Period Options may be transferred ("interest transfers"). No Excess Interest Adjustment will apply to interest transfers. PFL's interest crediting rates on amounts in the Fixed Account, however, are determined using a "first-in first-out" ("FIFO") method, and interest transfers may affect the credited rate on the remaining amounts. There is a $50 minimum for each interest transfer.
 . When any Guaranteed Period ends, Policy Values may be transferred to any of the other Investment Options. No Excess Interest Adjustment will apply to these transfers.
 . Dollar Cost Averaging transfers from the One Year Fixed Account Option may be made to one or more other Investment Options(subject to limits established by PFL).
 .  Transfers other than Dollar Cost Averaging transfers from the One Year
   Fixed Option may be made to one or more Subaccounts of the Mutual Fund Account. Each such transfer must be at least $500.
 .  The minimum amount that may be transferred from a Subaccount of the Mutual
   Fund Account to any other Investment Option is the lesser of $500 or the entire Subaccount value. PFL reserves the right to include the remaining Subaccount value in the transfer if the remaining value is less than $500.

  After the Annuity Commencement Date, transfers out of the Fixed Account are not permitted. The Owner may transfer the value of the variable annuity units from one Subaccount to another within the Mutual Fund Account, or to the Fixed Account. The minimum amount that may be transferred is the lesser of $10 monthly income or the entire monthly income of the variable annuity units in the Subaccount from which the transfer is being made. If the monthly income of the remaining units in a Subaccount is less than $10, PFL reserves the right to include the value of those variable annuity units as part of the transfer. (See "DISTRIBUTIONS UNDER THE POLICY--Annuity Payment Options," p. 35.)

  Transfers may be made by telephone, subject to the provisions described below under "Telephone Transactions."

REINSTATEMENTS

  Requests are occasionally received by PFL to reinstate funds which had been transferred to another life insurance company pursuant to a Section 1035 exchange or trustee-to-trustee transfer under the Code. In this situation PFL will require the Owner to replace the same total dollar amount of funds in the applicable Subaccounts and/or Fixed Accounts as was taken from them to effect the exchange. The total dollar amount of funds reapplied to the Mutual Fund Account will be used to purchase a number of Accumulation Units available for each Subaccount based on the Accumulation Unit values at the date of reinstatement (within two days of the date the funds are received by PFL). It should be noted that the number of Accumulation Units available on the Reinstatement date may be more or less than the number surrendered for the exchange. Amounts reapplied to the Fixed Account will be entitled to receive the interest rate they would otherwise have received had they not been withdrawn. However, an adjustment will be made to the amount reapplied to compensate PFL for the additional interest credited during the period of time between the withdrawal and the reapplication of the funds. Owners should consult a qualified personal tax adviser concerning the tax consequences of any Internal Revenue Code Section 1035 exchanges or reinstatements.

TELEPHONE TRANSACTIONS

  Owners may make transfers and/or change the allocation of subsequent Premium Payments by telephone if "Telephone Transfer/Reallocation Authorization" has been requested on the Policy application or subsequent authorization by the Owner by appropriate Written Request. PFL and Atlas will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. However, PFL and Atlas will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If either PFL or Atlas fails to do so, it may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for the protection of the Owner. The Owner, when making telephone requests, will be required to provide the Owner's social security number, and/or other information for identification purposes.

  Telephone requests must be received by Atlas no later than 1:00 p.m. Pacific (3:00 p.m. Eastern) time in order to receive same-day pricing of the transaction.

  The telephone transaction privilege may be discontinued at any time as to some or all Owners and PFL may require written confirmation of a telephone transaction request at its discretion.

DOLLAR COST AVERAGING (DCA)

  Under the Dollar Cost Averaging program, prior to the Annuity Commencement Date, the Owner can instruct PFL to automatically transfer a dollar amount specified by the Owner from the One Year Fixed Option to any other Subaccount or Subaccounts of the Mutual Fund Account. The automatic transfers can occur monthly or quarterly and will occur on the 28th day of the month. If the DCA request is received prior to the 28th day of any month, the first transfer will occur on the 28th day of that month. If the DCA request is received on or after the 28th day of any month, the first transfer will occur on the 28th day of the following month.

  Dollar Cost Averaging results in the purchase of more Accumulation Units when the Accumulation Unit value is low, and fewer Accumulation Units when the Accumulation Unit value is high. However, there is no guarantee that the Dollar Cost Averaging program will result in higher Policy Values or will otherwise be successful.

  The Owner may request Dollar Cost Averaging either at the time of purchase of the Policy or later. The program will terminate when the amount in the One Year Fixed Account is insufficient for the next transfer, at which time the entire remaining balance is transferred. The Owner may start, stop, increase or decrease the amount of the Dollar Cost Averaging transfers by submitting a new Dollar Cost Averaging form or a Written Notice which gives PFL the facts needed. There is no charge for participation in this program.

ASSET REBALANCING

  Prior to the Annuity Commencement Date the Owner may instruct PFL to automatically transfer amounts among the Subaccounts of the Mutual Fund Account and the One Year Fixed Option on a regular basis to maintain a desired allocation of the Policy Value among the One Year Fixed Option and the various Subaccounts offered. Rebalancing will occur on a monthly, quarterly, semi-annual, or annual basis based on the Policy Date, and beginning on a date selected by the Owner. The Owner must select the percentage of the One Year Fixed Option Policy Value and the Mutual Fund Account Policy Value desired in each of the various Subaccounts offered (totaling 100%). Any amounts in the Guaranteed Period Options of the Fixed Account are ignored for purposes of asset rebalancing. Rebalancing may be started, stopped, or changed at any time, except that rebalancing will not be available when: (1) a Dollar Cost Averaging program is in effect; or (2) any other transfer is requested.

  Asset rebalancing transactions are not subject to an Excess Interest Adjustment. There is no charge for participation in this program.

                                  THE POLICY

  The Atlas Portfolio Builder Variable Annuity Policy is a flexible premium variable annuity policy. The rights and benefits under the Policy are summarized below; however, the description of the Policy contained in this Prospectus is qualified in its entirety by reference to the Policy itself, a copy of which is available upon request from PFL. The Policy may be purchased on a non-tax qualified basis ("Nonqualified Policy"). The Policy may also be purchased and used in connection with retirement plans or individual retirement accounts that qualify for favorable federal income tax treatment ("Qualified Policy").

POLICY APPLICATION AND ISSUANCE OF POLICIES--PREMIUM PAYMENTS

  Before it will issue a Policy, PFL must receive a completed Policy application or transmittal form and a minimum initial Premium Payment of $5,000 for a Nonqualified Policy or $2,000 for a Qualified Policy at its Administrative and Service Office. There is no minimum initial Premium Payment required for tax deferred 403(b) annuities, the Owner may specify any amount for such annuities. PFL reserves the right to increase or decrease these amounts for a class of Policies issued after some future date. For 403(b) annuities, PFL must receive the initial Premium Payment within ninety days following the Policy Date or the Policy will be canceled. A Policy ordinarily will be issued only in respect of Owners and Annuitants Age 0 through 80. Acceptance or declination of an application shall be based on PFL's underwriting standards, and PFL reserves the right to reject any application or Premium Payment based on those underwriting standards. The initial Premium Payment is the only Premium Payment required to be paid under a Policy.

  If the application or transmittal form can be accepted in the form received, the initial Premium Payment will be credited to the Policy Value within two Business Days after the later of receipt of the information needed to issue the Policy and receipt of the initial Premium Payment. If the initial Premium Payment cannot be credited because the application or other issuing requirements are incomplete, the applicant will be contacted within five Business Days and given an explanation for the delay and the initial Premium Payment will be returned at that time unless the applicant consents to PFL's retaining the initial Premium Payment and crediting it as soon as the necessary requirements are fulfilled.

  The date on which the initial Premium Payment is credited to the Policy Value is the Policy Date. The Policy Date is the date used to determine Policy Years and Policy Anniversaries.

  All checks or drafts for Premium Payments should be made payable to PFL Life Insurance Company. The Death Benefit will not take effect until the Premium Payment is received and any check or draft for the Premium Payment is honored.

  Additional Premium Payments. While the Annuitant is living and prior to the Annuity Commencement Date, the Owner may make Additional Premium Payments at any time, and in any frequency. The minimum Additional Premium Payment under both a Nonqualified Policy and a Qualified Policy is $500. Additional Premium Payments will be credited to the Policy and added to the Policy Value as of the Business Day when the premium and required information are received by PFL at its Administrative and Service Office.

  Maximum Total Premium Payments. The maximum total Premium Payments allowed without prior approval of PFL is $1,000,000.

  Allocation of Premium Payments. An Owner must allocate Premium Payments to one or more of the Investment Options. THE OWNER MUST SPECIFY THE INITIAL ALLOCATION IN THE POLICY APPLICATION OR TRANSMITTAL FORM. THIS ALLOCATION WILL BE USED FOR ADDITIONAL PREMIUM PAYMENTS UNLESS THE OWNER REQUESTS A CHANGE OF ALLOCATION. All allocations must be made in whole percentages and must total 100%. If the Owner fails to specify how Premium Payments are to be allocated, the Premium Payment(s) cannot be accepted.

  The Owner may change the allocation instructions for future Additional Premium Payments by sending a Written Notice or by telephone (subject to the provisions described under "THE ATLAS PORTFOLIO BUILDER ACCOUNTS--Telephone Transactions," p. 28). The allocation change will apply to Premium Payments received after the date the Written Notice or telephone request is received.

  Payment Not Honored by Bank. Any payment due under the Policy which is derived, all or in part, from any amount paid to PFL by check or draft may be postponed until such time as PFL determines that such instrument has been honored.

POLICY VALUE

  On or before the Annuity Commencement Date, the Policy Value is equal to the
Owner's:

  (1) Premium Payments; minus
  (2) Partial withdrawals (including any applicable Excess Interest Adjustments and/or Surrender Charges on such withdrawals); plus
  (3) interest credited in the Fixed Account; plus or minus
  (4) accumulated gains or losses in the Mutual Fund Account; minus
  (5) Premium taxes and transfer fees, if any.

  The Policy Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Subaccount(s), as well as the deductions for charges. A Valuation Period is the period between successive Business Days. It begins at the close of business on each Business Day and ends at the close of business on the next succeeding Business Day. A Business Day is each day that the New York Stock Exchange is open for trading. Holidays are generally not Business Days.

  The Mutual Fund Policy Value. When a Premium Payment is allocated or an amount is transferred to a Subaccount of the Mutual Fund Account, it is credited to the Policy Value in the form of Accumulation Units. Each Subaccount of the Mutual Fund Account has a distinct Accumulation Unit value. The number of units credited is determined by dividing the Premium Payment or amount transferred to the Subaccount by the Accumulation Unit value of the Subaccount as of the end of the Valuation Period during which the allocation is made. When amounts are transferred out of, or fully surrendered or partially withdrawn from a Subaccount, Accumulation Units are canceled or redeemed in a similar manner.

  For each Subaccount, the Accumulation Unit Value for a given Business Day is based on the net asset value of a share of the corresponding Portfolio of the Underlying Funds less any applicable charges or fees. Therefore, the Accumulation Unit Values will fluctuate from day to day based on the investment experience of the corresponding Portfolio. The determination of Subaccount Accumulation Unit Values is described in detail in the Statement of Additional Information.

AMENDMENTS

  No change in the Policy is valid unless made in writing by PFL and approved by one of PFL's officers. No Registered Representative has authority to change or waive any provision of the Policy.

  PFL reserves the right to amend the Policies to meet the requirements of the Internal Revenue Code, regulations or published rulings. An Owner can refuse such a change by giving Written Notice, but a refusal may result in adverse tax consequences.

NON-PARTICIPATING POLICY

  The Policy does not participate or share in the profits or surplus earnings of PFL. No dividends are payable on the Policy.

                        DISTRIBUTIONS UNDER THE POLICY

SURRENDERS

  Prior to the Annuity Commencement Date, the Owner may surrender all or a portion of the Cash Value in exchange for a payment from PFL. The Cash Value is the Adjusted Policy Value, less the Surrender Charge, if any. (See "DISTRIBUTIONS UNDER THE POLICY--Annuity Payment Options," p. 35.) The Policy cannot be surrendered after the Annuity Commencement Date. (See "DISTRIBUTIONS UNDER THE POLICY--Annuity Payments," p. 34.)

  When requesting a partial withdrawal ($250 minimum), the Owner must instruct PFL how the amount withdrawn is to be allocated among the various Investment Options. If the Owner's request for a partial withdrawal from a Fixed Account Option is greater than the Cash Value of that Fixed Account Option, PFL will pay the Owner the amount of the Cash Value of that Fixed Account Option. If no allocation instructions are given, the withdrawal will be deducted from each Investment Option in the same proportion that the Owner's interest in each Investment Option bears to the total Policy Value. If any partial withdrawal reduces the Cash Value below $500, PFL reserves the right to pay the full Cash Value and terminate the Policy. PFL reserves the right to defer payment of the Cash Value from the Fixed Account for up to six months. If the Annuitant dies after PFL receives the request, but before the request is processed, the request will be processed before the death proceeds are determined.

  In each Policy Year the Owner may request partial surrenders ($250 minimum) of up to 10% of the cumulative premiums at the time of withdrawal free of Surrender Charges. The amount that may be taken free of Surrender Charges each Policy Year is cumulative. This is referred to as the Cumulative Free Percentage. That is, Cumulative Free Percentages which are not taken are carried forward and are available to be taken in subsequent Policy Years free of Surrender Charges. Cumulative Free percentage withdrawals previously taken reduce the Cumulative Free Percentage that is available. For example, 10% Cumulative Free Percentage is available at the beginning of the first Policy Year. If no partial withdrawals are taken in the first Policy Year, the first year unused Cumulative Free Percentage of 10% is carried forward to the second Policy Year. The unused 10% from year one plus 10% additional Cumulative Free Percentage available at the beginning of Policy Year two accumulates to a 20% Cumulative Free Percentage as of the beginning of Policy Year two. Assume only 5% is used in Policy Year two. Thus the Cumulative Free Percentage available as of the beginning of Policy Year three would be 25% (i.e., 20% - 5% = 15% unused from Policy Year two, plus an additional 10% available at the beginning of Policy Year three). Amounts withdrawn in excess of the available Cumulative Free Percentage will be subject to a Surrender Charge (up to 7%).

  Upon surrender or Partial Withdrawal, the cumulative interest credited at the time of, but prior to, the surrender or Partial Withdrawal will not be subject to an Excess Interest Adjustment.

  The Gross Partial Withdrawal is the total amount which will be deducted from the Policy Value as a result of each partial withdrawal and is equal to R minus E plus SC, where:

  R   is the requested partial withdrawal;
  E   is the Excess Interest Adjustment;
  SC  equals the Surrender Charge on (EPW minus E), where:
  EPW is the Excess Partial Withdrawal Amount

  The total amount which will be deducted from the Policy Value may be more or less than the requested partial withdrawal amount, depending on whether Surrender Charges and/or Excess Interest Adjustments apply at the time the Owner requests the partial withdrawal. The Excess Partial Withdrawal Amount is the portion of the requested partial withdrawal that is subject to Surrender Charge. (See "CHARGES AND DEDUCTIONS--Surrender Charge," p. 40, "DISTRIBUTIONS UNDER THE POLICY--Excess Interest Adjustment," p. 33 and Appendix A.)

  Since the Owner assumes the investment risk with respect to all Premium Payments allocated to the Mutual Fund Account, and because withdrawals may be subject to a Surrender Charge, and possibly premium taxes, and withdrawals from the Fixed Account may be subject to an Excess Interest Adjustment, the total amount paid upon total surrender of the Cash Value (taking any prior surrenders into account) may be more or less than the total Premium Payments made. Following a surrender of the total Cash Value, or at any time the Policy Value is zero, all rights of the Owner and Annuitant will terminate.

  In addition to the Excess Interest Adjustment and Surrender Charge and any applicable premium taxes, surrenders and partial withdrawals may be subject to income taxes and, if taken prior to age 59 1/2, a ten percent penalty tax. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 42.)

NURSING CARE AND TERMINAL CONDITION WITHDRAWAL OPTION

  In some states, if the Annuitant, Annuitant's spouse, Owner or Owner's spouse (only the Annuitant or Annuitant's spouse if the Owner is not a natural person)-(1) has been confined in a hospital or nursing facility for 30 consecutive days or (2) has been diagnosed as having a terminal condition as defined in the Policy or endorsement, (generally a life expectancy of not more than 12 months) then the Surrender Charge and the Excess Interest Adjustment are not imposed on surrenders or partial withdrawals. (Since this benefit may not be available in New Jersey--see the Policy or endorsement for details.)

EXCESS INTEREST ADJUSTMENT (EIA)

  An Excess Interest Adjustment applies in the following situations:

  (1) Withdrawal of all or any portion of the Cash Value,
  (2) Exercise of the Annuity Payment Options,
  (3) When death proceeds are calculated.

  The Excess Interest Adjustment is only applied to transactions affecting the Guaranteed Period Options of the Fixed Account and is based on any change in interest rates declared by PFL from the time the affected Guaranteed Periods started until the time the Excess Interest Adjustment Occurs. The Excess Interest Adjustment is applied as follows:

  . The Excess Interest Adjustment is only applied when the transactions occur before any Guaranteed Period ends;
  . Transfers to the Guaranteed Period Options of the Fixed Account are considered Premium Payments for purposes of determining the Excess Interest Adjustment;
  . The Excess Interest Adjustment is distinct from, and is applied prior to, the Surrender Charge;
  . The Excess Interest Adjustment may affect the Guaranteed Minimum Death Benefit;
  . If interest rates declared by PFL have decreased from the time the affected Guaranteed Period(s) started until the time the transaction occurs, the Excess Interest Adjustment will result in additional funds available to the Owner;
  . If interest rates declared by PFL have increased from the time the affected Guaranteed Period(s) started until the time the transaction occurs, the Adjustment will result in a decrease in the funds available to the Owner. However, this decrease, if any, will be limited such that the interest credited will not fall below the amount determined using the 3% guaranteed effective annual interest rate;
  . At the time of Surrender, the cumulative interest credited to the Guaranteed Period Options of the Fixed Account will not be subject to an Excess Interest Adjustment.
  .  Certain amounts are not subject to the Excess Interest Adjustment.

  At the time of surrender of the Policy, the Excess Interest Adjustment for each Guaranteed Period Option will not reduce the Adjusted Policy Value for that Guaranteed Period Option below the amount paid into, less any prior withdrawals and transfers from that Guaranteed Period Option, plus interest at the 3% guaranteed effective annual interest rate.

  The formula for calculating the Excess Interest Adjustment and examples of the application of the Excess Interest Adjustment are set forth in Appendix A to this Prospectus.

SYSTEMATIC PAYOUT OPTION

  Under the Systematic Payout Option, the Owner can instruct PFL to make, free from Surrender Charges, automatic payments to the Owner monthly, quarterly, semi-annually or annually from one or more specified Subaccounts. Monthly and quarterly payments can only be accomplished by electronic funds transfer directly to a checking or savings account. The minimum payment is $50. The maximum payment is 10% of the cumulative Premium Payments at the time the Systematic Payout is made divided by the number of payments made per year (for example, 12 for monthly). Any applicable Excess Interest Adjustment would only apply to systematic payouts which are in excess of the cumulative interest credited to the Guaranteed Period Options of the Fixed Account (less any prior withdrawals of interest) at the time of the payout. The "Request for Systematic Payout" form must specify a date for the first payment, which must be at least 30 days but not more than one year after the form is submitted (that is, Systematic Payouts will start at the end of the payment mode selected, but not earlier than 30 days from the date of request).

  The Surrender Charge and Excess Interest Adjustment will be waived for Owners under age 59 1/2 on Qualified Policies if they take Systematic Payouts using one of the payout methods described in IRS Notice 89-25, Q&A-12 (the Life Expectancy Recalculation Option, Amortization, or Annuity Factor) which generally requires payments for life or life expectancy. These payments must be continued until the later of age 59 1/2 or five years from commencement of the payments. No additional withdrawals may be taken during the time these payments are made. For Qualified Policies, Owners age 59 1/2 or older, the Surrender Charge and Excess Interest Adjustment will be waived if payments are made using the Life Expectancy Recalculation Option.

  Qualified Policies are subject to complex rules with respect to restrictions on and taxation of distributions, including the applicability of penalty taxes. In addition, the tax treatment of systematic payouts from Nonqualified Policies has had an unfavorable ruling regarding the ability to avoid the 10% penalty tax. Therefore, the Owner should consult a qualified tax adviser before requesting a Systematic Payout. In certain circumstances withdrawn amounts may be included in the Owner's gross income. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 42.)

MINIMUM REQUIRED DISTRIBUTIONS AND RESTRICTIONS UNDER QUALIFIED POLICIES

  For Qualified Policies, partial withdrawals taken to satisfy minimum distribution requirements under section 401(a)(9) of the Code are available free from Surrender Charges and Excess Interest Adjustments. The amount that will be available under the Policy will be calculated solely on the basis of amounts in the Policy, and not other sources. The Owner must submit a Written Request and be at least 70 1/2 years old in the calendar year that the distribution is taken. Any amounts taken that are more than needed to satisfy the minimum required distribution under the Code will have the appropriate Surrender Charges and Excess Interest Adjustments applied, unless that amount of the distribution qualifies for another exemption from Surrender Charges and Excess Interest Adjustments as described in this Prospectus.

  Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plans in respect of which Qualified Policies are issued.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

  Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest in a variable annuity Policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; or (3) death. Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before the account can be redeemed.

RESTRICTIONS UNDER SECTION 403(B) PLANS

  Section 403(b) of the Internal Revenue Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any Policy used for a 403(b) plan will prohibit distributions of elective contributions and earnings on elective contributions except upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

ANNUITY PAYMENTS

  Annuity Commencement Date. Unless the Annuity Commencement Date is changed, Annuity Payments under a Policy will begin on the Annuity Commencement Date. The Annuity Commencement Date may be changed from time to time by the Owner by Written Notice, provided that notice of each change is received by PFL at its Administrative and Service Office at least thirty (30) days prior to the then current Annuity Commencement Date. Except as otherwise permitted by PFL, a new Annuity Commencement Date must be a date which is: (1) at least thirty (30) days after the date notice of the change is received by PFL and (2) not later than the last day of the Policy month starting after the Annuitant attains age
85. In no event will an Annuity Commencement Date be permitted to be later than the last day of the Policy month following the month in which the

Annuitant attains age 95. The Annuity Commencement Date may also be changed by the Beneficiary's election of the Annuity Option after the Annuitant's death.

  Election of Payment Option. During the lifetime of the Annuitant and prior to the Annuity Commencement Date, the Owner may choose a Payment Option or change the election, but Written Notice of any election or change of election must be received by PFL at its Administrative and Service Office at least thirty (30) days prior to the Annuity Commencement Date. If no election is made prior to the Annuity Commencement Date, Annuity Payments will be made under (i) Option 3, life income with level payments for 10 years certain, using the existing Adjusted Policy Value of the Fixed Account, or (ii) under Option 3-V, life income with variable payments for 10 years certain using the existing Policy Value of the Mutual Fund Account, or (iii) in a combination of
(i) and (ii). If the Adjusted Policy Value on the Annuity Commencement Date is less than $2000, PFL reserves the right to pay it in one lump sum in lieu of applying it under a Payment Option.

  Prior to the Annuity Commencement Date, the Beneficiary may elect to receive the Death Benefit in a lump sum or under one of the Payment Options, to the extent allowed by law and subject to the terms of any settlement agreement. (See "Death Benefit," p. 38.) Annuity Payments will be made on either a fixed basis or a variable basis as selected by the Owner (or the Beneficiary, after the Annuitant's death).

  The person who elects a Payment Option can also name one or more successor payees to receive any unpaid amount PFL has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

  A payee who did not elect the Payment Option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells PFL in writing and PFL agrees.

  Unless the Owner specifies otherwise, the payee shall be the Annuitant, or, after the Annuitant's death, the Beneficiary. PFL may require written proof of the age of any person who has an annuity purchased under Option 3, 3-V, 5 or 5-V.

  Premium Tax. PFL may be required by state law to pay premium tax on the amount applied to a payment option or upon withdrawal. If so, PFL will deduct the premium tax before applying or paying the proceeds.

  Supplementary Contract. Once proceeds become payable and a Payment Option has been selected, the Policy will terminate and PFL will issue a Supplementary Contract to reflect the terms of the option selected. The Supplementary Contract will name the payees and will describe the payment schedule.

ANNUITY PAYMENT OPTIONS

  The Policy provides five Payment Options which are described below. Two of these are offered as either "Fixed Payment Options" or "Variable Payment Options," and three are only available as Fixed Payment Options. The Owner may elect a Fixed Payment Option, a Variable Payment Option, or a combination of both. If the Owner elects a combination, he must specify what part of the Policy proceeds are to be applied to the Fixed and Variable Payment Options (and he must also specify which Subaccounts for the Variable Payment Options).

  NOTE CAREFULLY: Under Payment Options 3(l) and 5 (including 3-V(l) and 5-V), it would be possible for only one Annuity Payment to be made if the Annuitant(s) were to die before the due date of the second Annuity Payment; only two Annuity Payments if the Annuitant(s) were to die before the due date of the third Annuity Payment; and so forth.

  On the Annuity Commencement Date, the Adjusted Policy Value will be applied to provide for Annuity Payments under the selected Annuity Option as specified. The Adjusted Policy Value is the

Policy Value for the Valuation Period which ends immediately preceding the Annuity Commencement Date, increased or decreased by any applicable Excess Interest Adjustment.

  The effect of choosing a Fixed Payment Option is that the amount of each payment will be set on the Annuity Commencement Date and will not change. If a Fixed Payment Option is selected, the Adjusted Policy Value will be transferred to the general account of PFL, and the Annuity Payments will be fixed in amount by the fixed annuity provisions selected and the age and sex (if consideration of sex is allowed under applicable law) of the Annuitant.

  Guaranteed Values. There are five Fixed Payment Options. Options 1, 2 and 4 are based on a guaranteed effective annual interest rate of 3%. Options 3 and 5 are based on a guaranteed interest rate of 3% using the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.)

  Option 1--Interest Payments. The Adjusted Policy Value may be left with PFL for any term agreed by PFL and the Owner. PFL will pay the interest in equal payments or it may be left to accumulate. Withdrawal rights will be agreed upon by the Owner and PFL when the option is elected.

  Option 2--Income for a Specified Period. Level payments of the proceeds with interest are made for the fixed period elected, at which time the funds are exhausted.

  Option 3--Life Income. An election may be made between:

    1. "No Period Certain"--Level payments will be made during the lifetime of the Annuitant.

    2. "10 Years Certain"--Level Payments will be made for the longer of the Annuitant's lifetime or ten years.

    3. "Guaranteed Return of Policy Proceeds"--Level payments will be made for the longer of the Annuitant's lifetime or until the total dollar amount of payments made equals the proceeds applied to the income option.

  Option 4--Income of a Specified Amount. Payments are made for any specified amount until the proceeds with interest are exhausted.

  Option 5--Joint and Survivor Annuity. Payments are made during the joint lifetime of the payee and a joint payee of the Owner's selection. Payments will be made as long as either person is living.

  For Options 2, 3, and 4, in the event of the death of the person receiving payments prior to the end of the Guaranteed Period, payments will be continued to that person's beneficiary or their present value may be paid in a single sum.

  Other options may be arranged by agreement with PFL. Certain options may not be available in some states.

  Current immediate annuity rates for the same class of annuities will be used if higher than the guaranteed rates (guaranteed rates are based upon the mortality tables and/or guaranteed interest rates specified in the Policy under the section entitled "Annuity Payments").

  Variable Payment Options. The dollar amount of the first Variable Annuity Payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Policy. The tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection Scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of subsequent Variable Annuity Payments will vary based on the investment performance of the Subaccount(s) of the Mutual Fund Account selected by the Annuitant or Beneficiary. If the actual investment performance exactly matched the Assumed Investment Return of 5% at all times, the amount of each Variable Annuity Payment would remain equal. If actual investment performance exceeds the Assumed Investment Return, the amount of the Variable Annuity Payments would increase. Conversely, if actual investment performance is lower than the Assumed Investment Return, the amount of the Variable Annuity Payments would decrease.

  Determination of the First Variable Payment. The amount of the first variable payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the Annuitant. The adjusted age is the Annuitant's actual age on the Annuitant's nearest birthday, on the Annuity Commencement Date, adjusted as follows:

        ANNUITY COMMENCEMENT DATE               ADJUSTED AGE
        -------------------------               ------------
        Before 2001............................ Actual Age
        2001-2010.............................. Actual Age minus 1
        2011-2020.............................. Actual Age minus 2
        2021-2030.............................. Actual Age minus 3
        2031-2040.............................. Actual Age minus 4
        After 2040............................. As determined by PFL

  This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

  The following Variable Payment Options generally are available:

  Option 3-V--Life Income. An election may be made between:

    l. "No Period Certain"--Payments will be made during the lifetime of the Annuitant.

    2. "10 Years Certain"--Payments will be made for the longer of the Annuitant's lifetime or ten years.

  Option 5-V--Joint and Survivor Annuity. Payments are made as long as either the Annuitant or the joint Annuitant is living.

  Certain options may not be available in some states.

  Determination of Subsequent Variable Payments. All Variable Annuity Payments other than the first are calculated using "Annuity Units" which are credited to the Policy. The number of Annuity Units to be credited in respect of a particular Subaccount is determined by dividing that portion of the first Variable Annuity Payment attributable to that Subaccount by the Annuity Unit Value of that Subaccount on the Annuity Commencement Date. The number of Annuity Units of each particular Subaccount credited to the Policy then remains fixed, assuming no transfers to or from that Subaccount occur. The dollar value of variable Annuity Units in the chosen Subaccount will increase or decrease reflecting the investment experience of the chosen Subaccount. The dollar amount of each Variable Annuity Payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of Annuity Units of each particular Subaccount credited to the Policy by the Annuity Unit value for the particular Subaccount on the date the payment is made.

  Transfers. A Policy Owner may transfer the value of the Annuity Units from one Subaccount to another within the Mutual Fund Account or to the Fixed Account. However, after the Annuity Commencement Date no transfers may be made from the Fixed Account to the Mutual Fund Account. The minimum amount which may be transferred is the lesser of $10 of monthly income or the entire monthly income of the variable Annuity Units in the Subaccount from which the transfer is being made. The remaining Annuity Units in the Subaccount must provide at least $10 of monthly income. If, after a transfer, the monthly income of the remaining Annuity Units in a Subaccount would be less than $10, PFL reserves the right to include those Annuity Units as part of the transfer. PFL reserves the right to limit transfers between Subaccounts or from the Mutual Fund Account to the Fixed Account after the Annuity Commencement Date to once per Policy Year.

  Tax Withholding. A portion or the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, the Owner has not provided PFL with a written election not to have federal income taxes withheld, PFL must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government. Withholding is mandatory for certain qualified Policies. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," p. 42)

  Adjustment of Annuity Payments. Payments will be made at 1, 3, 6, or 12 month intervals. If the individual payments provided for would be or become less than $50, PFL may change, at its discretion, the frequency of payments to such intervals as will result in payments of at least $50. If the Adjusted Policy Value on the Annuity Commencement Date is less than $2,000, PFL may pay such value in one sum in lieu of the payments otherwise provided for.

DEATH BENEFIT

  Death of Annuitant Prior to Annuity Commencement Date. A Death Benefit will be paid to the Beneficiary if the Owner, who is the Annuitant, dies prior to the Annuity Commencement Date. The amount of the Death Benefit will be the greatest of a) the Policy Value on the date proof of the Annuitant's death and an election of the method of settlement are received by PFL's Administrative and Service Office, b) the Cash Value on the date PFL receives due proof of the Annuitant's death and an election of a method of settlement, or c) the Guaranteed Minimum Death Benefit ("GMDB") described below, plus any additional Premium Payments less any Gross Partial Withdrawals from the date of the Annuitant's death to the date of payment of the death proceeds.

  PFL guarantees that the Guaranteed Minimum Death Benefit will be at least a minimum amount as follows: When all of the Annuitants are younger than age 75 on the Policy Date, the Guaranteed Minimum Death Benefit is the greater of a "5% Annually Compounding" Death Benefit or a "Step-Up" Death Benefit. The "5% Annually Compounding Death Benefit is equal to: (a) the total Premium Payments; minus (b) Adjusted Partial Withdrawals, (as described below); plus
(c) interest accumulated at 5% per year from the Premium Payment or withdrawal date to the earlier of the Annuitant's date of death or the Annuitant's 76th birthday. The "Step-Up" Death Benefit is equal to (a) the largest Policy Value on the Policy Date or on any Policy Anniversary prior to the earlier of the Annuitant's date of death or prior to the Annuitant's 76th birthday; plus (b) any Premium Payments subsequent to the date of the Policy Anniversary with the largest Policy Value; minus (c) any Adjusted Partial Withdrawals (as described below), subsequent to the date of the Policy Anniversary with the largest Policy Value.

  When any Annuitant is age 75 or older on the Policy Date, the Guaranteed Minimum Death Benefit is a "Return of Premium" Death Benefit, which is equal to: (a) the total Premium Payments; minus (b) Adjusted Partial Withdrawals (as described below), as of the date of death of the Annuitant.

  A partial withdrawal will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the "Adjusted Partial Withdrawal." Each Adjusted Partial Withdrawal is equal to the Gross Partial Withdrawal multiplied by an Adjustment Factor. The Adjustment Factor is equal to the amount of the death proceeds prior to the partial withdrawal, divided by the Policy Value prior to the partial withdrawal.

  If a partial withdrawal is taken when the Guaranteed Minimum Death Benefit exceeds the Policy Value, then the Guaranteed Minimum Death Benefit will be reduced in an amount greater than the amount of the partial withdrawal. In that case, the total proceeds of a partial withdrawal followed by a Death Benefit could be less than total Premium Payments.

  If the Annuitant who is not the Owner dies, the Owner will become the Annuitant and no Death Benefits are payable unless the Owner specifically requests on the Policy application or in writing that the Death Benefit be paid upon the Annuitant's death and PFL agrees to such election. See your Policy's provisions.

  Due Proof of Death of the Annuitant is proof that the Annuitant who is the Owner died prior to the commencement of Annuity Payments. Upon receipt of this proof and an election of a method of settlement and return of the Policy, the Death Benefit generally will be paid within seven days, or as soon thereafter as PFL has sufficient information about the Beneficiary to make the payment. The Beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the Payment Options described above, unless a settlement agreement is effective at the death of the Annuitant preventing such election.

  If the Annuitant was the Owner, and the Beneficiary was not the Annuitant's spouse, the Death Benefit must (1) be distributed within five years of the date of the deceased Annuitant's death, or (2) payments under a Payment Option must begin within one year of the deceased Annuitant's death and must be made for the Beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the Beneficiary's life expectancy). Death Proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the deceased Annuitant's death. If the sole Beneficiary is the deceased Annuitant's surviving spouse, such spouse may elect to continue the Policy as the new Annuitant and Owner instead of receiving the Death Benefit. An amount equal to the excess, if any, of the Guaranteed Minimum Death Benefit over the Policy Value, will then be added to the Policy Value. This amount will be added only once, at the time of such election.(See "FEDERAL TAX MATTERS" in the Statement of Additional Information.)

  If the Annuitant is not the Owner, and the Owner dies prior to the Annuity Commencement Date, a Successor Owner may surrender the Policy at any time for the amount of the Adjusted Policy Value. If the Successor Owner is not the deceased Owner's spouse, however, the Adjusted Policy Value must be distributed within five years after the date of death of the Owner, or payments under a Payment Option must begin within one year of the deceased Owner's death and must be made for the Beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the Beneficiary's life expectancy).

  Death On or After Annuity Commencement Date. The Death Benefit payable on or after the Annuity Commencement Date, if any, depends on the Payment Option selected. If any Owner dies on or after the Annuity Commencement Date, but before the entire interest in the Policy is distributed, the remaining portion of such interest in the Policy will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death.

  Beneficiary. The Beneficiary designation in the application will remain in effect until changed. The Owner may change the designated Beneficiary by sending Written Notice to PFL. The Beneficiary's consent to such change is not required unless the Beneficiary was irrevocably designated or consent is required by law. (If an irrevocable Beneficiary dies, the Owner may then designate a new Beneficiary.) The change will take effect as of the date the Owner signs the Written Notice, whether or not the Owner is living when the Notice is received by PFL. PFL will not be liable for any payment made before the Written Notice is received. If more than one Beneficiary is designated, and the Owner fails to specify their interests, they will share equally.

DEATH OF OWNER

  Federal tax law requires that if any Owner (including any joint Owner or any Successor Owner who has become a current Owner) dies before the Annuity Commencement Date, then the entire value of the Policy must generally be distributed within five years of the date of death of such Owner. Certain rules apply where 1) the spouse of the deceased Owner is the sole beneficiary,
2) the Owner is not a natural person and the primary Annuitant dies or is changed, or 3) any Owner dies after the Annuity Commencement Date. (See "FEDERAL TAX MATTERS" in the Statement of Additional Information.) Other rules may apply to Qualified Policies. (See also "Death Benefit" p. 38.)

                            CHARGES AND DEDUCTIONS

  When permitted by state law, no deductions are made from Premium Payments when made, so that the full amount of each Premium Payment is invested in one or more of the Accounts. PFL will make certain charges and deductions in connection with the Policy in order to compensate it for incurring expenses in distributing the Policy, bearing mortality and expense risks under the Policy, and administering the Accounts and the Policies. Charges may also be made for premium taxes, federal, state or local taxes, or for certain transfers or other transactions. Charges and expenses are also deducted from the Underlying Funds.

SURRENDER CHARGE

  PFL will incur expenses relating to the sale of Policies, including commissions to registered representatives and other promotional expenses. PFL may apply a Surrender Charge, which is a contingent deferred sales charge, to any amount withdrawn in connection with a Partial Withdrawal or surrender in order to cover distribution expenses. A Surrender Charge, if applicable, will only be applied to withdrawals which exceed the Cumulative Free Percentage up to the time of the withdrawal. (See "DISTRIBUTIONS UNDER THE POLICY-- Surrenders" p. 31.)

  The Surrender Charge is not imposed upon exercise of the Nursing Care and Terminal Condition Option. This feature may not be available in all states. (See "DISTRIBUTIONS UNDER THE POLICY--Nursing Care and Terminal Condition Withdrawal Option," p. 32.)

  Amounts withdrawn in excess of the Surrender Charge-Free withdrawal amount are subject to a Surrender Charge. The amount of the Surrender Charge is determined by multiplying the amount of the Premium Payment withdrawn by the applicable Surrender Charge Percentage. The applicable Surrender Charge Percentage will depend upon the number of years that have elapsed since the Policy Date. Premium Payments are deemed to be withdrawn before earnings, and after all Premium Payments have been withdrawn, the remaining Adjusted Policy Value may be withdrawn without any Surrender Charge. The following is the table of Surrender Charge Percentages:

                                                            APPLICABLE SURRENDER
                                                             CHARGE PERCENTAGE
                                                             (AS PERCENTAGE OF
                                                              PREMIUM PAYMENT
                          POLICY YEAR                            WITHDRAWN)
                          -----------                       --------------------
       1...................................................           7%
       2...................................................           7%
       3...................................................           6%
       4...................................................           5%
       5...................................................           4%
     6 or later............................................           0%

  No Surrender Charge will be applied after the fifth Policy Year. For example, additional Premium Payments made in year four in the above schedule would only be subject to a Surrender Charge for two years, in the amount of 5% of the premium payment for withdrawals during year four and 4% for withdrawals during year five.

  PFL anticipates that the Surrender Charge will not generate sufficient funds to pay the cost of distributing the Policies. If this charge is insufficient to cover the distribution expenses, the deficiency will be met from PFL's general funds, which will include amounts derived from the fee for mortality and expense risks.

MORTALITY AND EXPENSE RISK FEE

  PFL imposes a charge as compensation for bearing certain mortality and expense risks in connection with the Policies. This charge is equal to an effective annual rate of 1.25% of the daily net asset value of the Mutual Fund Account. The Mortality and Expense Risk Fee is reflected in the Accumulation or Annuity Unit Values for the Policy for each Subaccount.

  Policy Values and Annuity Payments are not affected by changes in actual mortality experience nor by actual expenses incurred by PFL. The mortality risks assumed by PFL arise from its contractual obligations to make Annuity Payments (determined in accordance with the Annuity tables and other provisions contained in the Policy) and to pay Death Benefits prior to the Annuity Commencement Date. Thus, Owners are assured that neither an Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the periodic Annuity Payments that the Annuitant will receive under the Policy.

  PFL also bears substantial risk in connection with the Death Benefit Guarantee since PFL will pay a Death Benefit equal to the Guaranteed Minimum Death Benefit if that amount is higher than the greater of the Policy Value or the Cash Value.

  The expense risk assumed by PFL is the risk that PFL's actual expenses in administering the Policy and the Accounts will exceed the amount recovered through the Mortality and Expense Risk Fee and the Administrative Charge.

  If the Mortality and Expense Risk Fee is insufficient to cover PFL's actual costs, PFL will bear the loss; conversely, if the charge is more than sufficient to cover costs, the excess will be profit to PFL. PFL expects a profit from this charge. To the extent that the Surrender Charge is insufficient to cover the actual cost of Policy distribution, the deficiency will be met from PFL's general corporate assets, which may include amounts, if any, derived from the Mortality and Expense Risk Fee. A Mortality and Expense Risk Fee is also assessed during the annuity phase for all Variable Payment Options.

ADMINISTRATIVE CHARGE

  PFL deducts a daily Administrative Charge from the net assets of the Mutual Fund Account to partially cover expenses incurred by PFL in connection with the administration of the Mutual Fund Account and the Policies. The effective annual rate of this charge is .15% of the net assets in the Mutual Fund Account.

PREMIUM TAXES

  PFL currently makes no deduction from the Premium Payments for any state premium taxes PFL pays in connection with Premium Payments under the Policies. However, PFL will deduct the aggregate premium taxes paid on behalf of a particular Policy from the Policy Value on (i) the Annuity Commencement Date (thus reducing the Policy Value), (ii) the total surrender of a Policy, or
(iii) payment of the death proceeds of a Policy. Premium taxes currently range from 0% to 3.50% of Premium Payments depending upon the state.

FEDERAL, STATE AND LOCAL TAXES

  No charges are currently made for federal, state, or local taxes other than premium taxes. However, PFL reserves the right to deduct charges in the future for any taxes or other economic burden resulting from the application of any tax laws that PFL determines to be attributable to the accounts or the policies.

TRANSFER FEE

  There is no charge for the first 12 allowable transfers among Investment Options in each Policy Year. PFL reserves the right to impose a $10 charge for the thirteenth and each subsequent transfer request made by the Owner during a single Policy Year. For the purpose of determining whether a Transfer Fee is payable, Premium Payment allocations are not considered transfers. All transfer requests made simultaneously will be treated as a single request.

OTHER EXPENSES INCLUDING INVESTMENT ADVISORY FEES

  Each of the Portfolios of the Underlying Funds is responsible for all of its expenses. In addition, charges will be made against each of the Portfolios of the Underlying Funds for investment advisory services provided to the Portfolio. The net assets of each Portfolio of the Underlying Funds will reflect deductions in connection with the investment advisory fee and other expenses. The Atlas Insurance Trust is a "Fund of Funds" that invests in other mutual fund portfolios, therefore, total expenses may be higher than other investment options, since an investment in the Atlas Balanced Growth subaccount involves two sets of advisory fees and expenses.

  For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectuses for the Underlying Funds, current copies of which accompany this Prospectus.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Policy, based on the Internal Revenue Code of 1986, as (the "Code"), proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

  At the time the initial Premium Payment is paid, a prospective purchaser must specify whether he or she is purchasing a Nonqualified Policy or a Qualified Policy. If the initial Premium Payment is derived from an exchange or surrender of another annuity policy, PFL may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity policy. PFL will require that persons purchase separate Policies if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Policy would require the minimum initial Premium Payment stated above. Subsequent Additional Premium Payments under a Policy must qualify for the same federal income tax treatment as the initial Premium Payment under the Policy; PFL will not accept a Subsequent Additional Premium Payment under a Policy if the federal income tax treatment of such Premium Payment would be different from that of the initial Premium Payment.

  The Qualified Policies were designed for use by retirement plans and individual retirement accounts that qualify for special federal income tax treatment under Sections 401(a), 403(b), or 408(a), or 457 of the Code and individuals purchasing individual retirement annuities that qualify for special federal income tax treatment under Section 408(b) of the Code. Certain requirements must be satisfied in purchasing a Qualified Policy in order for the plan, account or annuity to retain its special tax treatment. This summary is not intended to cover such requirements, and assumes that Qualified Policies are purchased pursuant to retirement plans or individual retirement accounts, or are individual retirement annuities, that qualify for such special tax treatment. This summary was prepared by PFL after consultation with tax counsel, but no opinion of tax counsel has been obtained.

THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. EACH POTENTIAL PURCHASER IS URGED TO CONSULT HIS/HER OWN TAX ADVISER AS TO THE CONSEQUENCES OF INVESTMENT IN A POLICY UNDER FEDERAL AND APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

TAX STATUS OF THE POLICY

  The following discussion is based on the assumption that the Policy qualifies as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses the tax requirements for qualifying as an annuity contract.

TAXATION OF ANNUITIES

  The discussion below applies only to those Policies owned by natural persons, and that qualify as annuity contracts for federal income tax purposes. With respect to Owners who are natural persons, the Policy should be treated as an annuity contract for federal income tax purposes.

  In General. Except as described below with respect to Owners who are not natural persons, an Owner who holds a Policy satisfying the diversification and distribution requirements described in the Statement of Additional Information should not be taxed on increases in the Policy Value until an amount is received or deemed received, e.g., upon a partial or full surrender, assignment, or as Annuity Payments under the Annuity Option selected. Generally, any amount received or deemed received under a Nonqualified Annuity Contract prior to the Annuity Commencement Date is deemed to come first from any "Income on the Contract" and then from the "Investment in the Contract." The "Investment in the Contract" generally equals total premium payments less amounts received which were not includable in gross income. To the extent that the Policy Value (ignoring any surrender charges except on a full surrender) exceeds the "Investment in the Contract," such excess constitutes the "Income on the Contract." For these purposes such "Income on the Contract" shall be computed by reference to the aggregation rules described below, and the amount includable in gross income will be taxable as ordinary income. If at the time that any amount is received or deemed received there is no "Income on the Contract" (e.g., because the gross Policy Value does not exceed the "Investment in the Contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "Investment in the Contract."

  For this purpose, the assignment, pledge or agreement to assign or pledge any portion of the Policy Value (including assignment of Owner's right to receive Annuity Payments prior to the Annuity Commencement Date) generally will be treated as a distribution in the amount of such portion of the Policy Value. Additionally, if an Owner designates a new Owner prior to the Annuity Commencement Date without receiving full and adequate consideration, the old Owner generally will be treated as receiving a distribution under the Policy in an amount equal to the Policy Value. A transfer of ownership or an assignment of a Policy, or designation of an Annuitant or Beneficiary who is not also the Owner, as well as the selection of certain Annuity Commencement Dates, may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, designation, selection or assignment of a Policy should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

  Aggregation Rules. Generally all Nonqualified deferred annuity contracts issued by the same company (or an affiliated company) to the same owner during any calendar year shall be treated as one annuity contract, and "aggregated" for purposes of determining the amount includable in gross income. In addition, for such purposes all individual retirement annuities and accounts under Section 408 of the Code for an individual are aggregated, and generally all distributions therefrom during a calendar year are treated as one distribution made as of the end of such year.

  Surrenders or Partial Withdrawals. In the case of a partial withdrawal (including systematic payouts) under a Nonqualified Policy, the amount received generally will be includable in gross income to the extent that it does not exceed the "Income on the Contract" which is generally equal to the excess of the Policy Value immediately before the partial withdrawal over the "Investment in the Contract" at that time. However, for these purposes the Policy Value immediately before a partial withdrawal may have to be increased by any positive Excess Interest Adjustment which results from such a partial withdrawal or which could result from a simultaneous full surrender, and may need further adjustments if the aggregation rules apply. There is, however, no definitive guidance on the proper tax treatment of Excess Interest Adjustments, and the Owner should contact a competent tax adviser with respect to the potential tax consequences of an Excess Interest Adjustment that may apply in the case of a Non-Qualified Policy or a Qualified Policy. In the case of a partial surrender (including systematic payouts) under a Qualified Policy (other than one qualified under Section 457 of the Code), a ratable portion of the amount received is generally excludable from gross income, based on the ratio of the "Investment in the Contract" to the individual's total account balance or accrued benefit under the retirement plan at the time of each such payment. For a Qualified Policy, the "Investment in the Contract" can be zero, and generally any distribution would therefore be fully taxable. Special tax rules may be available for certain distributions from a Qualified Policy. In the case of a surrender under a Nonqualified Policy or a Qualified Policy, the amount received generally will be taxable only to the extent it exceeds the "Investment in the Contract," unless the aggregation rules apply.

  Annuity Payments. Although the tax consequences may vary depending on the Annuity Payment Option elected under the Policy, in general, for Nonqualified and certain Qualified Policies, only a portion of the Annuity Payments received after the Annuity Commencement Date will be includable in the gross income of the recipient.

  For Fixed Annuity Payments, in general the excludable portion of each payment is determined by dividing the "Investment in the Contract" on the Annuity Commencement Date by the total expected value of the Annuity Payments for the term of the payments. The remainder of each Annuity Payment is includable in gross income. Once the "Investment in the Contract" has been fully recovered, the full amount of any additional Annuity Payments is includable in gross income.

  For Variable Annuity Payments, the includable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is excludable from gross income. This dollar amount is determined by dividing the "Investment in the Contract" on the Annuity Commencement Date by the total number of expected periodic payments. The remainder of each Annuity Payment is includable in gross income. Once the "Investment in the Contract" has been fully recovered, the full amount of any additional Annuity Payments is includable in gross income.

  Where an Owner allocates a portion of the Adjusted Annuity Purchase Value on the Annuity Commencement Date to more than one annuity payment option (fixed or variable), special rules govern the allocation of the Policy's entire "Investment in the Contract" on such date to each such option, for purposes of determining the excludable amount of each payment received under that option. PFL makes no attempt to describe these allocation rules, because they would prescribe a complex variety of results, depending on how the allocations were made among the various types of options. Instead, any Owner is advised to consult a competent tax adviser as to the potential tax effects of allocating any amount of Adjusted Annuity Purchase Value to any particular annuity payment option.

  If, after the Annuity Commencement Date, Annuity Payments cease by reason of the death of the Annuitant, the excess (if any) of the "Investment in the Contract" as of the Annuity Commencement Date over the aggregate amount of Annuity Payments received on or after the Annuity Commencement Date that was excluded from gross income is allowable as a deduction for the last taxable year of the Annuitant.

  Taxation of Death Benefit Proceeds. Amounts may be distributed from the Policy because of the death of an Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an Annuity Payment Option, they are taxed in the same manner as Annuity Payments, as described above. For these purposes, the "Investment in the Contract" is not affected by the Owner's or Annuitant's death. That is, the "Investment in the Contract" remains generally the total premium payments less amounts received which were not includable in gross income.

  Penalty Taxes. In the case of any amount received or deemed received from a Nonqualified Policy, e.g., upon a surrender of a Policy (including systematic payouts) or a deemed distribution under a Policy resulting from a pledge, assignment or agreement to pledge or assign or an Annuity Payment with respect to a Policy, there may be imposed on the recipient a federal penalty tax equal to 10% of the amount includable in gross income. The penalty tax generally will not apply to any distribution: (i) made on or after the date on which the taxpayer attains age 59 1/2; (ii) made as a result of the death of the holder (generally the Owner); (iii) attributable to the disability of the taxpayer, or (iv) which is part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and the taxpayer's beneficiary. Other rules may apply to Qualified Policies.

  Withholding. The portion of any distribution under a Policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain Qualified Policies, certain distributions are subject to mandatory withholding.

  Qualified Policies. The Qualified Policy is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into PFL's Policy administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policies comply with applicable law.

  PFL makes no attempt to provide more than general information about use of the Policy with the various types of retirement plans. Purchasers of Policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Policy.

  Individual Retirement Annuities. In order to qualify as an individual retirement annuity under Section 408(b) of the Code, a Policy must contain certain provisions: (i) the Owner must be the Annuitant; (ii) the Policy generally is not transferable by the Owner, e.g., the Owner may not designate a new Owner, designate a Contingent Owner or assign the Policy as collateral security; (iii) the total Premium Payments for any calendar year on behalf of any individual may not exceed $2,000, except in the case of a rollover amount or contribution under Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) Annuity Payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2; (v) an Annuity Payment Option with a Period Certain that will guarantee Annuity Payments beyond the life expectancy of the Annuitant and the Beneficiary may not be selected; (vi) certain payments of Death Benefits must be made in the event the Annuitant dies prior to the distribution of the Policy Value; and (vii) the entire interest of the Owner is non-forfeitable. Policies intended to qualify as individual retirement annuities under Section 408(b) of the Code contain such provisions.

  Section 408 of the Code also indicates that no part of the funds for an individual retirement account or annuity ("IRA") may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity policy that provides a death benefit that equals the greater of the premiums paid or the Cash Value for the contract. The Policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the Policy under Section 408 of the Code. The Internal Revenue Service has not reviewed the Policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the Policy, comports with IRA qualification requirements.

  Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

  Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Policy is assigned or transferred to any individual as a means to provide benefit payments.

  Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan (as that term is not used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities and tax exempt organizations which enjoy special treatment. The Policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. With respect to non-government plans, all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer, and, depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

  Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an Owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the Cash Value as of the close of the taxable year and all previous distributions under the Policy over (ii) the sum of the Premium Payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the Policy. For these purposes, the Policy Value at year end may have to be increased by any positive Excess Interest Adjustment which could result from a full surrender at such time. There is, however, no definitive guidance on the proper tax treatment of Excess Interest Adjustments and the Owner should contact a competent tax adviser with respect to the potential tax consequences of an Excess Interest Adjustment. Notwithstanding the preceding sentences in that paragraph, Section 72(u) of the Code does not apply to (i) a Policy the nominal Owner of which is not a natural person but the beneficial Owner of which is a natural person, (ii) a Policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a Qualified Policy (other than one qualifying under Section 457) or (iv) a single-payment annuity the Commencement Date for which is no later than one year from the date of the single Premium Payment; such Policies are taxed as described above under the heading "Taxation of Annuities."

  Possible Changes in Taxation. In past years, legislation has been proposed in the U.S. Congress that would have adversely modified federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of Nonqualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this Prospectus Congress was not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change because of legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

                         DISTRIBUTION OF THE POLICIES

  AEGON USA Securities, Inc., (the "Distributor") an affiliate of PFL, located at 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0001, is the principal underwriter of the Policies. The

Distributor was incorporated under the laws of the State of Iowa in 1959 and is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD").

  Policies are sold by registered representatives of Atlas Securities, Inc. PFL has entered into a distribution agreement with the Distributor and a companion sales agreement with Atlas through which agreements the Policies are sold and Atlas is compensated. Atlas will generally receive sales commissions of up to 6.58% of Premium Payments. These commissions are not deducted from Premium Payments, they are paid by PFL. In addition, Atlas may receive additional commissions, expense allowances, and additional annual continuing fees based upon sales volume, agent or service training responsibilities, and other factors. No amounts will be retained by AEGON USA Securities, Inc. for acting as Distributor for the Policies. The offering of Policies will be made on a continuing basis.

                                 VOTING RIGHTS

  To the extent required by law, PFL will vote the Underlying Fund shares held by the Mutual Fund Account at regular and special shareholder meetings of the Underlying Funds in accordance with instructions received from persons having voting interests in the portfolios. (The Underlying Funds may not hold regular annual meetings.) If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the Underlying Funds' shares in its own right, it may elect to do so.

  Before the Annuity Commencement Date, the Owner holds voting interest in the selected Portfolios. The number of votes that an Owner has the right to instruct will be calculated separately for each Subaccount. The number of votes that an Owner has the right to instruct for a particular Subaccount will be determined by dividing the Owner's Policy Value in the Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted.

  After the Annuity Commencement Date, the person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Policy decrease. The person's number of votes will be determined by dividing the reserve for the Policy allocated to the applicable Subaccount by the net asset value per share of the corresponding Portfolio. Fractional shares will be counted.

  The number of votes that the Owner or person receiving income payments has the right to instruct will be determined as of the date established by the Underlying Funds for determining shareholders eligible to vote at the meeting of the Underlying Funds. PFL will solicit voting instructions by sending Owners or other persons entitled to vote written requests for instructions prior to that meeting in accordance with procedures established by the Underlying Funds. Portfolio shares as to which no timely instructions are received and shares held by PFL in which Owners or other persons entitled to vote have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all Policies participating in the same Subaccount.

  Each person having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

                               LEGAL PROCEEDINGS

  There are no legal proceedings to which the Mutual Fund Account is a party or to which the assets of the Account are subject. PFL is not involved in any litigation that is of material importance in relation to its total assets or that relate to the Mutual Fund Account.

                      STATEMENT OF ADDITIONAL INFORMATION

  A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
The Policy-General Provisions..............................................   3
  Owner....................................................................   3
  Entire Policy............................................................   3
  Delay of Payment and Transfers...........................................   3
  Misstatement of Age or Sex...............................................   4
  Reallocation of Policy Values After the Annuity Commencement Date........   4
  Assignment...............................................................   4
  Evidence of Survival.....................................................   4
  Non Participating........................................................   5
Federal Tax Matters........................................................   5
  Tax Status of the Policy.................................................   5
  Taxation of PFL..........................................................   6
Investment Experience......................................................   6
State Regulation of PFL....................................................  10
Administration.............................................................  10
Records and Reports........................................................  10
Distribution of the Policies...............................................  10
Custody of Assets..........................................................  11
Historical Performance Data................................................  11
  Subaccount Yields........................................................  11
  Total Returns............................................................  12
  Other Performance Data...................................................  12
Legal Matters..............................................................  13
Independent Auditors.......................................................  13
Other Information..........................................................  13
Financial Statements.......................................................  13

                                   APPENDIX A

                           EXCESS INTEREST ADJUSTMENT

  The formula used to determine the Excess Interest Adjustment (EIA) is (1):

                               S* (G - C)* (M/12)

S= Gross amount being withdrawn that is subject to the EIA

G= Guaranteed Interest Rate applicable to S.

C= Current Guaranteed Interest Rate then being offered on new Premium Payments for the next longer Guaranteed Period than "M". If this policy form or such a Guaranteed period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.

M= Number of months remaining in the current Guaranteed Period, rounded up to the next higher whole number of months.

EXAMPLE 1 (FULL SURRENDER, RATES INCREASE BY 3%):

Assumptions:
 Single Premium:                     $50,000
 Guarantee Period:                   5 Years
 Guarantee Rate:                     5.50% per annum
 Full Surrender:                     Middle of Policy Year 3

POLICY VALUE ("PV") before
surrender                            = $50,000* (1.055) (caret) 2.5 = $57,161.18
SURRENDER CHARGE FREE AMOUNT         = $50,000* .3 = $15,000.00
EIA FREE AMOUNT                      = $57,161.18 - $50,000 = $7,161.18
AMOUNT SUBJECT TO EIA                = $57,161.18 - $7,161.18 = $50,000.00
EIA FLOOR                            = $50,000* (1.03) (caret) 2.5 = $53,834.80

Excess Interest Adjustment
Assumptions:                         "G" = .055; "C" = .085; "M" = 30

EXCESS INTEREST ADJUSTMENT           = S* (G - C)* (M/12)
                                     = $50,000.00* (.055 - .085)* (30/12)
                                     = (-$3,750.00), but Excess Interest
                                      Adjustment cannot cause the Adjusted
                                      Policy Value to fall below the EIA
                                      floor, so the adjustment is limited to:
                                      $53,834.80 - $57,161.18 = (-$3,326.38)
ADJUSTED POLICY VALUE                = PV + EIA
                                     = $57,161.18 + (-$3,326.38) = $53,834.80
SURRENDER CHARGE                     = ($50,000 - $15,000.00)* .06 = $2,100.00
CASH VALUE AT MIDDLE OF POLICY
YEAR 3                               = PV + EIA - Surrender Charge
                                     = $57,161.18 + (-$3,326.38) - $2,100.00 =
                                       $51,734.80
--------
(1)*represents multiplication;
(caret) represents exponentiation;

EXAMPLE 2 (FULL SURRENDER, RATES DECREASE BY 1%):
Assumptions:
 Single Premium:                     $50,000
 Guarantee Period:                   5 Years
 Guarantee Rate:                     5.50% per annum
 Full Surrender:                     Middle of Policy Year 3
POLICY VALUE before surrender        = $50,000* (1.055) (caret) 2.5 = $57,161.18
SURRENDER CHARGE FREE AMOUNT         = $50,000* .30 = $15,000.00
EIA FREE AMOUNT                      = $57,161.18 - $50,000 = $7,161.18

AMOUNT SUBJECT TO EIA                = $57,161.18 - $7,161.18 = $50,000.00
EIA FLOOR                            = $50,000* (1.03) (caret) 2.5 = $53,834.80

Excess Interest Adjustment
 Assumptions:                        "G" = .055; "C" = .045; "M"= 30

EXCESS INTEREST ADJUSTMENT           = S* (G - C)* (M/12)
                                     = $50,000* (.055 - .045) * (30/12)
                                     = $1,250.00
ADJUSTED POLICY VALUE                = PV + EIA
                                     = $57,161.18 + $1,250.00 = $58,411.18
SURRENDER CHARGE                     = ($50,000 - $15,000.00)* .06 = $2,100.00
CASH VALUE AT MIDDLE OF POLICY
 YEAR 3                              = PV + EIA - Surrender Charge
                                     = $57,161.18 + ($1,250) - $2,100.00 =
                                       $56,311.18

  On a partial withdrawal, PFL will pay the Owner the full amount of withdrawal requested (as long as the Policy Value is sufficient).

EXAMPLE 3 (PARTIAL WITHDRAWAL, RATES INCREASE BY 1%):

Assumptions:
 Single Premium:                     $50,000
 Guarantee Period:                   5 Years
 Guarantee Rate:                     5.50% per annum
 Partial Withdrawal:                 $30,000; Middle of Policy Year 3

POLICY VALUE before withdrawal       = $50,000* (1.055) (caret) 2.5 = $57,161.18

SURRENDER CHARGE FREE AMOUNT         = $50,000.00* .30 = $15,000.00

EIA FREE AMOUNT                      = $57,161.18 - $50,000 = $7,161.18

"S"                                  = $30,000 - $7,161.18 = $22,838.82

EXCESS INTEREST ADJUSTMENT           = $22,838.82* (.055 - .065)* (30/12)
                                       = - $570.97
SURRENDER CHARGE                     = [($30,000.00 - $15,000.00) -
                                       (-$570.97)]* (.06) = $934.26
GROSS PARTIAL WITHDRAWAL:            = $30,000.00 - (-$570.97) + $934.26
                                       = $31,505.23
POLICY VALUE after withdrawal        = $57,161.18 - [$30,000.00 - (-$570.97)
                                       + ($934.26)]
                                     = $57,161.18 - $31,505.23 = $25,655.95

EXAMPLE 4 (PARTIAL WITHDRAWAL, RATES DECREASE BY 1%):

Assumptions:
 Single Premium:                     $50,000
 Guarantee Period:                   5 Years
 Guaranteed Rate:                    5.50% per annum
 Partial Surrender:                  $30,000; Middle of Policy Year 3

POLICY VALUE before withdrawal       = $50,000* (1.055) (caret) 2.5 = $57,161.18
SURRENDER CHARGE FREE AMOUNT         = $50,000.00* .30 = $15,000.00
EIA FREE AMOUNT                      = $57,161.18 - $50,000 = $7,161.18
"S"                                  = $30,000.00 - $7,161.18 = $22,838.82
EXCESS INTEREST ADJUSTMENT           = $22,838.82* (.055 - .045)* (30/12)
                                       = $570.97
SURRENDER CHARGE                     = [($30,000.00 - $15,000.00) - $570.97]*
                                       (.06)
                                     = $865.74
GROSS PARTIAL WITHDRAWAL             = $30,000.00 - ($570.97) + $865.74
                                       = $30,294.77
POLICY VALUE after withdrawal        = $57,161.18 - [$30,000.00 - ($570.97)
                                       + $865.74]
                                     = $57,161.18 - $30,294.77 = $26,866.41

                      STATEMENT OF ADDITIONAL INFORMATION

                 THE ATLAS PORTFOLIO BUILDER VARIABLE ANNUITY
                                Issued through
                               PFL LIFE VARIABLE
                               ANNUITY ACCOUNT A


                                  Offered by
                          PFL LIFE INSURANCE COMPANY

                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001



    This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Atlas Portfolio Builder Variable Annuity (the "Policy") offered by PFL Life Insurance Company. You may obtain a copy of the Prospectus dated _______, 1997 by calling Atlas at 1-800-933-2852, or by writing to Atlas Securities, Inc., 794 Davis Street, P.O. Box 1894, San Leandro, CA, 94577. You may also contact PFL Life Insurance Company at the Administrative and Service Office, Financial Markets Division-Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. The Prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in the current Prospectus for the Policy are incorporated in this Statement of Additional Information.

  THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY AND THE PFL LIFE VARIABLE ANNUITY ACCOUNT A.



Dated: ____________, 1997

                               TABLE OF CONTENTS

                                                                       Page
 The Policy-- General Provisions......................................   3
   Owner..............................................................   3
   Entire Policy......................................................   3
   Delay of Payment and Transfers.....................................   3
   Misstatement of Age or Sex.........................................   4
   Reallocation of Policy Values After the Annuity Commencement Date..   4
   Assignment.........................................................   4
   Evidence of Survival...............................................   4
   Non Participating..................................................   5
 Federal Tax Matters..................................................   5
   Tax Status of the Policy...........................................   5
   Taxation of PFL....................................................   6
 Investment Experience................................................   6
 State Regulation of PFL..............................................  10
 Administration.......................................................  10
 Records and Reports..................................................  10
 Distribution of the Policies.........................................  10
 Custody of Assets....................................................  11
 Historical Performance Data..........................................  11

   Subaccount Yields..................................................  11
   Total Returns......................................................  12
   Other Performance Data.............................................  12
 Legal Matters........................................................  13
 Independent Auditors.................................................  13
 Other Information....................................................  13
 Financial Statements.................................................  13

(Numbers in parenthesis indicate corresponding pages of the Prospectus).

     In order to supplement the description in the Prospectus, the following provides additional information about PFL and the Policy which may be of interest to a prospective purchaser.


                         THE POLICY-GENERAL PROVISIONS

Owner

   The Policy shall belong to the Owner upon issuance of the Policy after completion of an application and delivery of the initial Premium Payment. While the Annuitant is living, the Owner may: (1) assign the Policy; (2) surrender the Policy; (3) amend or modify the Policy with PFL's consent; (4) receive annuity payments or name a Payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable Beneficiary; and of the Owner's spouse in a community or marital property state.

     A Successor Owner can be named in the Policy application or in a Written Notice. The Successor Owner will become the new Owner upon the Owner's death, if the Owner predeceases the Annuitant. If no Successor Owner survives the Owner and the Owner predeceases the Annuitant, the Owner's estate will become the Owner.

     The Owner may change the ownership of the Policy in a Written Notice. When this change takes effect, all rights of ownership in the Policy will pass to the new Owner. A change of ownership may have adverse tax consequences.

     When there is a change of Owner or Successor Owner, the change will take effect as of the date the Owner signs the Written Notice, subject to any payment PFL has made or action PFL has taken before recording the change. Changing the Owner or naming a new Successor Owner cancels any prior choice of Successor Owner, but does not change the designation of the Beneficiary or the Annuitant.

     If ownership is transferred (except to the Owner's spouse) because the Owner dies before the Annuitant, the Adjusted Policy Value generally must be distributed to the Successor Owner within five years of the Owner's death, or if the first payment begins within one year of the Owner's death, payments must be made for a period certain which does not exceed that Successor Owner's life expectancy.

Entire Policy

     The Policy and any endorsements thereon and the Policy application constitute the entire contract between PFL and the Owner. All statements in the application are representations and not warranties. No statement will cause the Policy to be void or to be used in defense of a claim unless contained in the application.

Delay of Payment and Transfers

     Payment of any amount due from the Mutual Fund Account in respect of a surrender, the Death Benefit or the death of the Owner generally will occur within seven business days from the date the Written Notice (and any other required documentation or information) is received, except that PFL may be permitted to defer such payment from the Mutual Fund Account if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or (3) the SEC permits a delay for the protection of Owners. In addition, transfers of amounts from the Subaccounts may be deferred under these circumstances.

     Certain delays and restrictions apply to transfers of amounts out of the
                                              ---------
Fixed Account.  See p. 33 of the Policy Prospectus.

Misstatement of Age or Sex

     If the age or sex of the Annuitant has been misstated, PFL will change the annuity benefit payable to that which the Premium Payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by PFL shall be paid in full with the next payment due such person or the Beneficiary. The dollar amount of any overpayment made by PFL due to any misstatement shall be deducted from payments subsequently accruing to such person or Beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the Annuitant may be established at any time by the submission of proof satisfactory to PFL.

Reallocation of Policy Values After the Annuity Commencement Date

     After the Annuity Commencement Date, the Owner may reallocate the value of a designated number of Annuity Units of a Subaccount of the Mutual Fund Account then credited to a Policy into an equal value of Annuity Units of one or more other Subaccounts of the Mutual Fund Account, or the Fixed Account. The reallocation shall be based on the relative value of the Annuity Units of the Account(s) or Subaccount(s) at the end of the Business Day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the Annuity Units in the Account or Subaccount from which the transfer is being made. If the monthly income of the Annuity Units remaining in an Account or Subaccount after a reallocation is less than $10, PFL reserves the right to include the value of those Annuity Units as part of the transfer. The request must be in writing to PFL's Administrative and Service Office. There is no charge assessed in connection with such reallocation. PFL reserves the right to limit the number of times a reallocation of Policy Value may be made in any given Policy Year.

   After the Annuity Commencement Date, no transfers may be made from the Fixed Account to the Mutual Fund Account.

Assignment

     During the lifetime of the Annuitant the Owner may assign any rights or benefits provided by a Nonqualified Policy. An assignment will not be binding on PFL until a copy has been filed at its Administrative and Service Office.
The rights and benefits of the Owner and Beneficiary are subject to the rights of the assignee. PFL assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have adverse tax consequences.

     Unless the Owner so directs by filing Written Notice with PFL, no Beneficiary may assign any payments under the Policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any Beneficiary's creditors.

   Ownership under Qualified Policies is restricted to comply with the Internal Revenue Code.

Evidence of Survival

     PFL reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until PFL receives such evidence.

Non-Participating

     The Policy will not share in PFL's surplus earnings; no dividends will be paid.

                              FEDERAL TAX MATTERS

Tax Status of the Policy

   Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg.
(S) 1.817-5) apply a diversification requirement to each of the Subaccounts of the Mutual Fund Account. The Mutual Fund Account, through the Underlying Funds and their Portfolios, intends to comply with the diversification requirements of the Treasury. PFL has entered into agreements regarding participation in the Atlas Portfolio Builder Variable Annuity that require the Underlying Funds and their Portfolios to be operated in compliance with the Treasury regulations.

   Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contractowner's gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of underlying assets."

   The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contractowners were not owners of separate account assets. For example, the Owner of a Policy has the choice of one or more Subaccounts in which to allocate premiums and Policy Values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in policyowners being treated as the owners of the assets of the Mutual Fund Account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings with the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the Policies as necessary to attempt to prevent the policyowners from being considered the owners of a pro rata share of the assets of the Mutual Fund Account.

   Distribution Requirements. The Code also requires that Nonqualified Policies contain specific provisions for distribution of Policy proceeds upon the death of any Owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such Policies provide that if any Owner dies on or after the Annuity Commencement Date and before the entire interest in the Policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such Owners death. If any Owner dies before the Annuity Commencement Date, the entire interest in the Policy must generally be distributed within 5 years after such Owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such Owner's death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. However, if such Owner's death occurs prior to the Annuity Commencement Death, and such Owner's surviving spouse is named beneficiary , then the Policy may be continued with the surviving spouse as the new Owner receiving the one-time adjustment to the Policy Value. See "DISTRIBUTIONS UNDER THE POLICY--Death Benefit," p.38 of the Prospectus.) If any Owner is not a natural person, then for purposes of these distribution requirements, the primary Annuitant shall be treated as the Owner and any death or change of such primary Annuitant shall be treated as the Death of the Owner. The Nonqualified Policy contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Policies satisfy all such Code requirements. The provisions contained in the Policies will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

Taxation of PFL

     PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The Mutual Fund Account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. PFL does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Mutual Fund Account retained as part of the reserves under the Policy. Based on this expectation, it is anticipated that no charges will be made against the Mutual Fund Account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the Mutual Fund Account, PFL may make a charge to the Mutual Fund Account.


                             INVESTMENT EXPERIENCE

     A "Net Investment Factor" is used to determine the value of Accumulation Units and Annuity Units, and to determine annuity payment rates.

Accumulation Units

     Upon allocation to the selected Subaccount of the Mutual Fund Account, Premium Payments are converted into Accumulation Units of the Subaccount. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount as next determined after the Premium Payment is received at the Administrative and Service Office or, in the case of the initial Premium Payment, when the Policy application is completed, whichever is later. The value of an Accumulation Unit was arbitrarily established at $1.000000 at the inception of each Subaccount. Thereafter, the value of an Accumulation Unit is determined as of the close of trading on each day the New York Stock Exchange and PFL's Administrative and Service Office are open for business.

     An index (the "Net Investment Factor") which measures the investment performance of a Subaccount during a Valuation Period, is used to determine the value of an Accumulation Unit for the next subsequent Valuation Period. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an Accumulation Unit may increase, decrease or remain the same from one Valuation Period to the next. The Owner bears this investment risk. The net investment performance of a Subaccount and deduction of certain charges affect the Accumulation Unit Value.

     The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)  is the net result of:

          (1) the net asset value per share of the shares held in the Subaccount determined at the end of the current Valuation Period, plus

          (2) the per share amount of any dividend or capital gain distribution made with respect to the shares held in the Subaccount if the ex-dividend date occurs during the current Valuation Period, plus or minus

          (3) a per share charge or credit for any taxes determined by PFL to have resulted from the investment operations of the Subaccount;

(b) the net asset value per share of the shares held in the Subaccount determined as of the end of the immediately preceding Valuation Period; and

(c) is the charge for mortality and expense risk during the Valuation Period (equal to an annual rate of 1.25%) of the daily net asset value of the Subaccount) plus the .15% administrative charge.

              Illustration of Accumulation Unit Value Calculations

                    Formula and Illustration for Determining
                           the Net Investment Factor

Investment Experience Factor = A + B - C - E
                               ---------
                                   D


Where:    A =       The Net Asset Value of an Underlying Fund share as of the
                    end of the current Valuation Period.
                    Assume.............................. A = $11.57

          B =       The per share amount of any dividend or capital gains
                    distribution since the end of the immediately preceding
                    Valuation Period.
                    Assume.............................. B = 0

          C =       The per share charge or credit for any taxes reserved for at the end of the current Valuation Period.
                    Assume.............................. C = 0

          D =       The Net Asset Value of an Underlying Fund share at the end of the immediately preceding Valuation Period.
                    Assume.............................. D = $11.40

          E =       The daily deduction for    the     Mortality and Expense
                    Risk Fee and Administrative Charge, which totals 1.40% on an annual basis.
                    On a daily basis..................... = .0000380909

Then, the Investment Experience Factor = 11.57 + 0 - 0 - .0000380909 = Z = 1.0148741898
                                         -------------
                                             11.40


Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A x B

Where:  A =   The Accumulation Unit Value for the immediately
              preceding Valuation Period.
              Assume.................................. = $ X

        B =   The Net Investment Factor for the current Valuation Period.
              Assume.................................... = Y


Then, the Accumulation Unit Value = $ X * Y = $ Z

Annuity Unit Value And Annuity Payment Rates

     The amount of Variable Annuity Payments will vary with Annuity Unit Values. Annuity Unit Values rise if the net investment performance of the Subaccount exceeds the assumed interest rate of 5% annually. Conversely, Annuity Unit Values fall if the net investment performance of the Subaccount is less than the assumed rate. The value of a variable Annuity Unit in each Subaccount was established at $1.00 on the date operations began for that Subaccount. The value of a variable Annuity Unit on any subsequent Business Day is equal to (a) multiplied by (b) multiplied by (c), where:

(a) is the variable Annuity Unit Value for that Subaccount on the immediately preceding Business Day;
(b)  is the net investment factor for that Subaccount for the valuation period;
     and
(c)  is the investment result adjustment factor for the valuation period.

      The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual Assumed Investment Return. The valuation period is the period from the close of the immediately preceding Business Day to the close of the current Business Day.

      The net investment factor for the Policy used to calculate the value of a variable Annuity Unit in each Subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

(i)   is the result of:

      (1) the net asset value of a fund share held in that Subaccount determined at the end of the current valuation period; plus

      (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in that Subaccount if the ex-dividend date occurs during the valuation period; plus or minus

      (3) a per share charge or credit for any taxes reserved for, which PFL determines to have resulted from the investment operations of the Subaccount.

(ii) is the net asset value of a fund share held in that Subaccount determined as of the end of the immediately preceding valuation period.

(iii) is a factor representing the Mortality and Expense Risk Fee and Administrative Charge. This factor is equal, on an annual basis, to 1.40% of the net asset value of that Subaccount.

      The dollar amount of subsequent Variable Annuity Payments will depend upon changes in applicable Annuity Unit Values.

      The annuity payment rates vary according to the Annuity Option elected and the sex and adjusted age of the Annuitant at the Annuity Commencement Date. The Policy also contains a table for determining the adjusted age of the Annuitant.


              Illustration of Calculations for Annuity Unit Value
                         and Variable Annuity Payments

Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A x B x C

Where:  A =  Annuity Unit Value for the immediately preceding Valuation
             Period.
             Assume............................. = $ X

        B =  Investment Experience Factor for the Valuation Period for which the
             Annuity Unit Value is being calculated.
             Assume............................. = Y

        C =  A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
             Assume............................. = Z

Then, the Annuity Unit Value is:
               $ X * Y * Z = $ Q


       Formula and Illustration for Determining Amount of First Monthly
                           Variable Annuity Payment

First Monthly Variable Annuity Payment =    A    * B
                                           ----
                                          $1,000

Where:  A =  The Policy Value as of the Annuity Commencement Date.
             Assume..................................  = $ X

        B =  The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the Annuitant according to the tables contained in the Policy.
             Assume..................................  = $ Y

Then, the first Monthly Variable Annuity Payment
          = $ X   * $ Y = $ Z
            ----
           1,000

        Formula and Illustration for Determining the Number of Annuity
          Units Represented by Each Monthly Variable Annuity Payment

Number of Annuity Units = A
                          -
                          B

Where:  A =  The dollar amount of the first monthly Variable Annuity
             Payment.
             Assume....................................... = $ X

        B =  The Annuity Unit Value for the Valuation Date on which the first monthly payment is due.
             Assume....................................... = $ Y

Then, the number of Annuity Units = $ X   = Z
                                    ---
                                    $ Y


                            STATE REGULATION OF PFL

     PFL is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of PFL for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine PFL's contract liabilities and reserves so that the Division may determine the items are correct. PFL's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, PFL is subject to regulation under the insurance laws of other jurisdictions in which it may operate.


                                ADMINISTRATION

     PFL performs administrative services for the Policies. These services include issuance of the Policies, maintenance of records concerning the Policies, and certain valuation services.


                              RECORDS AND REPORTS

     All records and accounts relating to the Mutual Fund Account will be maintained by PFL. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, PFL will mail to all Policy Owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Policy Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.


                          DISTRIBUTION OF THE POLICIES

     The Policies are offered to the public through Atlas Securities, Inc., a licensed broker-dealer under the federal securities laws and a licensed agent under state insurance laws. The offering of the Policies is continuous and PFL and Atlas do not anticipate discontinuing the offering of the Policies. However, PFL and Atlas reserve the right to discontinue the offering of the Policies.

     AEGON USA Securities, Inc., an affiliate of PFL, will be the principal underwriter of the Policies. AEGON USA Securities, Inc. has entered into an agreement with Atlas Securities, Inc. for the exclusive distribution of the Policies.


                               CUSTODY OF ASSETS

     The assets of each of the Subaccounts of the Mutual Fund Account are held by PFL. The assets of each of the Subaccounts of the Mutual Fund Account are segregated and held separate and apart from the assets of the other Subaccounts and from PFL's general account assets. PFL maintains records of all purchases and redemptions of shares of the Underlying Funds held by each of the Subaccounts. Additional protection for the assets of the Mutual Fund Account is afforded by PFL's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of PFL.


                          HISTORICAL PERFORMANCE DATA

Subaccount Yields

     PFL may from time to time advertise or disclose the current annualized yield of one or more of the Subaccounts of the Mutual Fund Account for 30-day periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by:
(i) dividing the net investment income of the Subaccount less Subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the Subaccount include (i) the Administrative Charge and (ii) the Mortality and Expense Risk Fee. The 30-day yield is calculated according to the following formula:

                Yield = 2 x ((((NI - ES)/(U x UV)) + 1)/6/ - 1)

Where:

NI = Net investment income of the Subaccount for the 30-day period attributable to the Subaccount's unit.

ES =  Expenses of the Subaccount for the 30-day period.

U =   The average number of units outstanding.

UV = The unit value at the close (highest) of the last day in the 30-day period.

     Because of the charges and deductions imposed by the Mutual Fund Account, the yield for a Subaccount of the Mutual Fund Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any premium taxes or Surrender Charges that may be applicable to a particular Policy. Surrender Charges range from 7% to 0% of the amount of Premium Payments withdrawn based on the number of years since the Policy Date. However, Surrender Charges will not be assessed after the fifth Policy Year.

     The yield on amounts held in the Subaccounts of the Mutual Fund Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Returns

     PFL may from time to time also advertise or disclose total returns for one or more of the Subaccounts of the Mutual Fund Account for various periods of time. One of the periods of time will include the period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

     Total returns will be calculated using Subaccount Unit Values which PFL calculates on each Business Day based on the performance of the Subaccount's underlying Portfolio, and the deductions for the Mortality and Expense Risk Fee and the Administrative Charge. Standard total return calculations will reflect the effect of Surrender Charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                               P(1 + T)/N/ = ERV

Where:    T =   The average annual total return net of Subaccount recurring charges.

          ERV = The ending redeemable value of the hypothetical account at the end of the period.

          P =   A hypothetical initial payment of $1,000.

          N =   The number of years in the period.

Other Performance Data

     PFL may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above.
The non-standard format will be identical to the standard format except that the Surrender Charge percentage will be assumed to be 0%.

     PFL may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the Surrender Charge percentage will be 0%.

                                CTR=(ERV/P) - 1

Where:

     CTR = The cumulative total return net of Subaccount recurring charges for the period.

     ERV = The ending redeemable value of the hypothetical investment at the end of the period.

     P   =  A hypothetical initial payment of $1,000.

     All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

Hypothetical Performance Data

     From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Mutual Fund Account commenced operations. Such performance information for the Subaccounts will be calculated based on the performance of the various Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Policy charges that were in effect at the inception of the Subaccounts.


                                 LEGAL MATTERS

  Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the Policies has been provided to PFL by Sutherland, Asbill & Brennan L.L.P., of Washington D.C.


                              INDEPENDENT AUDITORS

     The Financial Statements of PFL as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, Suite 3400, 801 Grand Avenue, Des Moines, Iowa 50309.


                               OTHER INFORMATION

     A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.


                              FINANCIAL STATEMENTS

     The values of the interest of Owners in the Mutual Fund Account will be affected solely by the investment results of the selected Subaccount(s). The Financial Statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of PFL to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Mutual Fund Account.

PART C    OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements

          All required financial statements will be included in a future amendment.

     (b)  Exhibits:

          (1) (a) Resolution of the Board of Directors of PFL Life Insurance Company authorizing establishment of the Mutual Fund Account. Note 1.

          (2)       Not Applicable.

          (3) (a) Form of Principal Distribution Agreement by and between PFL Life Insurance Company on its own behalf and on the behalf of the Mutual Fund Account, and AEGON USA Securities, Inc.
                    Note 1.

               (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AEGON USA Securities, Inc. and the Broker/Dealer.
                    Note 1.

          (4) Form of Policy for the Atlas Portfolio Builder Variable Annuity. Note 2.

          (5) Form of Application for the Atlas Portfolio Builder Variable Annuity. Note 2.

          (6)  (a)  Articles of Incorporation of PFL Life
                    Insurance Company.  Note 1.

               (b)  ByLaws of PFL Life Insurance Company.  Note 1.

          (7)       Not Applicable.

          (8)  (a)  Participation Agreement by and between PFL
                    Life Insurance Company and Atlas Insurance
                    Trust.  Note 2.

          (8)  (b)  Participation Agreement by and between PFL
                    Life Insurance Company and Dreyfus Variable
                    Investment Fund.  Note 1.

          (8)  (c)  Participation Agreement by and between PFL
                    Life Insurance Company and the Endeavor
                    Series Trust.
                    Note 2.

          (8)  (d)  Participation Agreement by and between PFL
                    Life Insurance Company and Federated
                    Insurance Series.
                    Note 2.

          (8)  (e)  Participation Agreement by and between PFL
                    Life Insurance Company and WRL Series Funds,
                    Inc.
                    Note 2.

          (9)       Opinion and Consent of Counsel.  Note 2.

          (10) (a)  Consent of Independent Auditors.  Note 2.

               (b)  Opinion and Consent of Actuary.  Note 2.

          (11)      Not applicable.

          (12)      Not applicable.

          (13)      Performance Data Calculations.  Note 2.

          (14) Powers of Attorney. Note 1. (Patrick S. Baird, Craig D. Vermie, William L. Busler, Patrick E. Falconio, Douglas C. Kolsrud, Robert J. Kontz, Brenda K. Clancy.)


          ------------------------

          Note 1.   Filed herewith.

          Note 2.   To be filed in a future amendment.

Item 25.               Directors and Officers of the Depositor

                                         Principal Positions
Name and                                 and Offices with
Business Address                         Depositor
----------------                         ---------

William L. Busler                        Director, Chairman of the Board and
4333 Edgewood Road N.E.                  President
Cedar Rapids, Iowa
52499-0001

Patrick S. Baird                         Director, Senior Vice President and
4333 Edgewood Road N.E.                  Chief Financial Officer
Cedar Rapids, Iowa
52499-0001

Craig D. Vermie                          Director, Vice President, Secretary
4333 Edgewood Road N.E.                  and Corporate Counsel
Cedar Rapids, Iowa
52499-0001

Douglas C. Kolsrud                       Director, Vice President and
4333 Edgewood Road N.E.                  Corporate Actuary
Cedar Rapids, Iowa
52499-0001

Patrick E. Falconio                      Director, Senior Vice President and
4333 Edgewood Road N.E.                  Chief Investment Officer
Cedar Rapids, Iowa
52499-0001

Robert J. Kontz                          Vice President and
4333 Edgewood Road N.E.                  Controller
Cedar Rapids, Iowa
52499-0001

Brenda K. Clancy                         Vice President, Treasurer and
4333 Edgewood Road N.E.                  Chief Financial Officer
Cedar Rapids, Iowa
52499-0001



Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant


                                                    -------------------------
                                                         VERENIGING AEGON
                                                      NETHERLANDS MEMBERSHIP
                                                            ASSOCIATION
                                                    -------------------------

                                                                       53.63%
                                                    -------------------------
                                                            AEGON N.V.
                                                      NETHERLANDS CORPORATION
                                                    -------------------------
                                    100%                         100%                         100%                             100%
               -------------------------    -------------------------    -------------------------    -----------------------------
                  AEGON Nederland N.V.       AEGON INTERNATIONAL N.V.     AEGON NEVAK HOLDING B.V.    GRONINGER FINANCIERINGEN B.V.
                Netherlands Corporation      Netherlands Corporation      Netherlands Corporation        Netherlands Corporation
               -------------------------    -------------------------    -------------------------    -----------------------------

                                            DE
                                            -------------------------
                                                   VOTING TRUST
                                              Trustees: K.J. Storm
                                                Donald J. Sheperd
                                                  H.B. Van Wijk
                                                  Dennis Hersch
                                            -------------------------

                                            DE                   100%
                                            -------------------------
                                               AEGON U.S. HOLDING
                                                  CORPORATION
                                            -------------------------

                                            IA                100%(1)
                                            -------------------------
                                                 AEGON USA, INC.
                                            -------------------------

             MD                       100%            MD                       100%
             -----------------------------            -----------------------------
                   FIRST AUSA LIFE                            AUSA HOLDING
                  INSURANCE COMPANY                             COMPANY
             -----------------------------            -----------------------------

NJ                       100%     NY                     100%     MD                     100%
-----------------------------     ---------------------------     ---------------------------
        SHORT HILLS                   AUSA LIFE INSURANCE                MONUMENTAL LIFE
     MANAGEMENT COMPANY                   COMPANY, INC.                 INSURANCE COMPANY
-----------------------------     ---------------------------     ---------------------------

NY                       100%     IA                     100%     MD                     100%
-----------------------------     ---------------------------     ---------------------------
      CORPA REINSURANCE                 LIFE INVESTORS                 MONUMENTAL GENERAL
          COMPANY                     INSURANCE COMPANY                 CASUALTY COMPANY
-----------------------------            OF AMERICA               ---------------------------
                                  ---------------------------
IN                       100%                                     MD                     100%
-----------------------------     IA                     100%     ---------------------------
      AEGON MANAGEMENT            ---------------------------          UNITED FINANCIAL
          COMPANY                     BANKERS UNITED LIFE               SERVICES, INC.
-----------------------------          ASSURANCE COMPANY          ---------------------------
                                  ---------------------------
DE                    100%(8)                                     AZ                      (8)
-----------------------------     IA                     100%     ---------------------------
     RCC NORTH AMERICA            ---------------------------       BANKERS FINANCIAL LIFE
          INC.                             PFL LIFE                   INSURANCE COMPANY
-----------------------------          INSURANCE COMPANY          ---------------------------
                                  ---------------------------
                                                                  IA                     100%
                                  AZ   100% Voting Common (2)     ---------------------------
                                  ---------------------------            THE WHITESTONE
                                     SOUTHWEST EQUITY LIFE                 CORPORATION
                                       INSURANCE COMPANY          ---------------------------
                                  ---------------------------
                                                                  IA                     100%
                                  AZ       100% Voting Common     ---------------------------
                                  ---------------------------         CADET HOLDING CORP.
                                      IOWA FIDELITY LIFE          ---------------------------
                                      INSURANCE COMPANY
                                  ---------------------------

                                  OH                     100%
                                  ---------------------------
                                      WESTERN RESERVE LIFE
                                     ASSURANCE CO. OF OHIO
                                  ---------------------------
                        (3)

                                       MD
                                       ----------------------
                                          WRL SERIES FUND
                                               INC.
                                       ----------------------

                                              MD                100%
                                              ----------------------
                                                   AUSA HOLDING
                                                     COMPANY
                                              ----------------------

                          MD                       100%     IA                     100%     DE                     100%
                          -----------------------------     ---------------------------     ---------------------------
                               MONUMENTAL GENERAL                  AUSA FINANCIAL              DIVERSIFIED INVESTMENT
                              INSURANCE GROUP, INC.                MARKETS, INC.                   ADVISORS, INC.
                          -----------------------------     ---------------------------     ---------------------------

                          MD                       100%     IA                     100%     DE                     100%
                          -----------------------------     ---------------------------     ---------------------------
                               MONUMENTAL GENERAL                UNIVERSAL BENEFITS            DIVERSIFIED INVESTORS
                              ADMINISTRATORS, INC.                   CORPORATION                  SECURITIES CORP.
                          -----------------------------     ---------------------------     ---------------------------

                          MD                       100%     IA                     100%     IA                     100%
                          -----------------------------     ---------------------------     ---------------------------
                              EXECUTIVE MANAGEMENT              INVESTORS WARRANTY                   AEGON USA
                                 AND CONSULTANT                  OF AMERICA, INC.                 SECURITIES, INC.
                                 SERVICES, INC.             ---------------------------     ---------------------------
                          -----------------------------                                  (3)
                                                            IA                     100%     MD
                          MD                       100%     ---------------------------     ---------------------------
                          -----------------------------       MASSACHUSETTS FIDELITY             AEGON USA MANAGED
                                MONUMENTAL GENERAL                 TRUST COMPANY                  PORTFOLIOS, INC.
                               MASS MARKETING, INC.         ---------------------------     ---------------------------
                          -----------------------------
                                                            DE                     100%     IA                     100%
                                                            ---------------------------     ---------------------------
                                                                MONEY SERVICES, INC.             AMERICAN FORUM FOR
                                                            ---------------------------          FISCAL FITNESS, INC.
                                                                                            ---------------------------
                                                            CA                     100%
                                                            ---------------------------     TN                     100%
                                                                ZAHORIK COMPANY, INC.       ---------------------------
                                                            ---------------------------             SUPPLEMENTAL
                                                                                                      INSURANCE
                                                                 AL                100%             DIVISION, INC.
                                                                 ----------------------     ---------------------------
                                                                        ZCI, INC.
                                                                 ----------------------     MI                     100%
                                                                                            ---------------------------
                          DE                       100%     MN                     100%          CREDITOR RESOURCES,
                    (3)   -----------------------------     ---------------------------                 INC.
                                INTERSECURITIES,                 AUSA INSTITUTIONAL         ---------------------------
                                      INC.                      MARKETING GROUP, INC.
                          -----------------------------     ---------------------------     CN                     100%
                                                                                            ---------------------------
      MA                  CA                    100%(8)     MN                     100%             CRC CREDITOR
      ---------------     -----------------------------     ---------------------------          RESOURCES CANADIAN
        INDEX FUND                ISI INSURANCE                  COLORADO ANNUITY               DEALER NETWORK, INC.
      ---------------           AGENCY, INC. AND                   AGENCY, INC.             ---------------------------
                                ITS SUBSIDIARIES            ---------------------------
                          -----------------------------                                     IA                     100%
      MA                                                                                    ---------------------------
      ---------------     MI                       100%                                         AEGON USA INVESTMENT
          IDEX II         -----------------------------                                           MANAGEMENT, INC.
        SERIES FUND            ASSOCIATED MARINER                                           ---------------------------
      ---------------         FINANCIAL GROUP, INC.
                          -----------------------------                                     IA                 100%(12)
      MA                                                                                    ---------------------------
      ---------------     MI                       100%                                           AEGON USA REALTY      (3)
        INDEX FUND 3      -----------------------------                                            ADVISORS, INC.
      ---------------           MARINER FINANCIAL                                           ---------------------------
                                 SERVICES, INC.
                          -----------------------------                                     DE                     100%
                                                                                            ---------------------------
                          MI                       100%                                               QUANTRA
                          -----------------------------                                             CORPORATION
                                 MARINER PLANNING                                           ---------------------------
                                    CORPORATION
                          -----------------------------                                     DE                     100%
                                                                                            ---------------------------
                          MI                   100%(10)                                           QUANTRA SOFTWARE
                          -----------------------------                                              CORPORATION
                               ASSOCIATED MARINER                                           ---------------------------
                              AGENCY, INC. AND ITS
                                  SUBSIDIARIES                                              IA                     100%
                          -----------------------------                                     ---------------------------
                                                                                                  LANDAUER REALTY
                          MI                       100%                                            ADVISORS, INC.
                          -----------------------------                                     ---------------------------
                                MARINER MORTGAGE
                                      CORP.                                                 IA                     100%
                          -----------------------------                                     ---------------------------
                                                                                                      LANDAUER
                          FL                       100%                                            ASSOCIATES, INC.
                          -----------------------------                                     ---------------------------
                                 IDEX INVESTOR
                                 SERVICES, INC.                                             IA                     100%
                          -----------------------------                                     ---------------------------
                                                                                                  AEGON USA REALTY
                          DE                     50%(7)                                           MANAGEMENT, INC.
                          -----------------------------                                     ---------------------------
                                 IDEX MANAGEMENT,
                                      INC.                                                  IA                 100%(11)
                          -----------------------------                                     ---------------------------
                                                                                                 REALTY INFORMATION
                                                                                                    SYSTEMS, INC.
                                                                                            ---------------------------

                                                                                            IA                      (4)
                                                                                            ---------------------------
                                                                                                  USP REAL ESTATE
                                                                                                 INVESTMENT TRUST
                                                                                            ---------------------------

                                                                                            IA                      (5)
                                                                                            ---------------------------
                                                                                                 CEDAR INCOME FUND
                                                                                                       LTD.
                                                                                            ---------------------------


See Footnotes Page 2
Effective January 1, 1997

Footnotes

(1) 150,000 shares of Class B Non-Voting Common Stock owned by Ennia Reinsurance Antilles N.V.

(2) Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% of total cumulative vote.

(3) Denotes relationships as advisor, administrator, sponsor, underwriter or general partner.

(4) First AUSA Life Insurance Company owns 12.89%. PFL Life Insurance Company owns 13.11%. Bankers United Life Assurance Company owns 4.86%.

(5) PFL Life Insurance Company owns 16.73%. Bankers United Life Assurance Company owns 3.77%. Life Investors Insurance Company of America owns 3.38%. AEGON USA Realty Advisors, Inc. owns 1.97%. First AUSA Life Insurance Company owns .18%.

(6) Class B Common stock is allocated 75% of total cumulative vote. Class A Common stock is allocated 25% of total cumulative vote.

(7) 50% of Idex Management, Inc. is owned by Janus Capital Corporation, a Colorado corporation.

(8) RCC Group: FGH Realty Credit Corp., FGH USA, Inc., RCC North America, Inc., FGH USA Realty, Inc., FGH Eastern Region, Inc., FGH Appraisal Services, Inc., FGH Western Region, Inc., ALH Properties, Inc., First FGP, Inc., Second FGP, Inc., Third FGP, Inc., Fourth FGP, Inc., Fifth FGP, Inc., Sixth FGP, Inc., Seventh FGP, Inc., FGP Midwood, Inc., FGP Parsippany, Inc., ALH Properties Two, Inc., ALH Properties Three, Inc., ALH Properties Four, Inc., ALH Properties Five, Inc., ALH Properties Six, Inc., ALH Properties Seven, Inc., ALH Properties Eight, Inc., ALH Properties Nine, Inc., ALH Properties Ten, Inc., ALH Properties Eleven, Inc., ALH Properties Twelve, Inc., ALH Properties Thirteen, Inc., ALH Properties Fourteen, Inc., ALH Properties Fifteen, Inc., ALH Properties Sixteen, Inc., ALH Properties Seventeen, Inc., FGP Keene, Inc., FGP Broadway, Inc., FGP West Street, Inc., FGP West Street Two, Inc., FGP 90 West Street, Inc., FGP Branford, Inc., FGP Franklin, Inc., FGP Bala, Inc., FGP Twenty-One, Inc., FGP Twenty-Two, Inc., FGP Twenty-Five, Inc., FGP Schenectady, Inc., FGP Country Estates, Inc., FGP Eleventh Street, Inc., FGP 109th Street, Inc., FGP Seventy-Second Street, Inc., FGP Gaithersburg, Inc., FGP West 32nd Street, Inc., FGP Beekman, Inc., Dutch Hotel Management, Inc., FGP Landmark, Inc., FGP Islandia, Inc., FGP Bridgeport, Inc., FGP Varick, Inc., The RCC Group, Inc., FGP Union Gardens, Inc., FGP Burkewood, Inc., FGP Stamford, Inc., FGP Meadow Lane, Inc., FGP Main Street, Inc., FGP Property Services, Inc., FGP Merrick, Inc., FGP West 14th Street, Inc., FGP 106 Fulton, Inc., FGP Bush Terminal, Inc., FGP Northern Boulevard, Inc., FGP Seventh Avenue, Inc., FGP Parsons, Inc., FGP City Hall, Inc., FGP West 88th Street, Inc., FGP Lincoln, Inc., FGP Emerson, Inc., FGP Brooke, Inc., FGP 86th Street, Inc., FGP Edison, Inc., FGP Rider Avenue, Inc., FGP Remsen, Inc., FGP Rockbeach, Inc., FGP Carter Drive,

     Inc., FGP Centereach, Inc., FGP Colonial Plaza, Inc., FGP Coram, Inc., FGP Herald Center, Inc., Eighty Six Yorkville, Inc.

(9) Subsidiaries of ISI Insurance Agency, Inc. are: ISI Insurance Agency of Ohio, Inc., ISI Insurance Agency of Massachusetts, Inc., and ISI Insurance Agency of Texas, Inc.

(10) Subsidiaries of Associated Mariner Agency, Inc. are Associated Mariner Agency of Hawaii, Inc., Associated Mariner Insurance Agency of Massachusetts, Inc., Associated Mariner Agency Ohio, Inc., Associated Mariner Agency Texas, Inc., and Associated Mariner Agency New Mexico, Inc.

(11) Owns 50% interest in DJA Partners (a.k.a. "Teleres"), a Delaware general partnership. Also owns 10% interest in Datalytics, Inc., an Ohio corporation.

(12) Owns 49% of Quantra Consulting, Inc., a Delaware corporation.

*Includes qualifying shares for Directors.


AEGON USA, Inc.  -  Holding Company

Life Investors Insurance Company of America - Insurance

International Life Investors Insurance Company - Insurance

Transunion Casualty Company - Insurance

Investors Warranty of America, Inc. - Provider of automobile extended maintenance contracts

Supplemental Insurance Division, Inc. - Insurance

Creditor Resources, Inc. - Credit Insurance

AEGON USA Investment Management, Inc. - Investment Advisor

AEGON USA Realty Advisors, Inc. - Provides real estate administrative and real estate investment services

AEGON USA Realty Management, Inc. - Real Estate Management

AEGON USA Securities, Inc. - Broker-Dealer

AEGON USA Managed Portfolios, Inc. - Mutual Fund

USP Real Estate Investment Trust - Real Estate Investment Trust

Cedar Income Fund, Ltd. - Real Estate Investment Trust

First AUSA Life Insurance Company - Insurance

Bankers United Life Assurance Company - Insurance

Universal Benefits Corporation - Third party administrator

Massachusetts Fidelity Trust Company - Trust company

Money Services, Inc. - Provides financial counseling for employees and agents of affiliated companies

Zahorik Company, Inc. - Broker-Dealer

Cadet Holding Corp. - Holding company

ISI Insurance Agency, Inc. - Broker/Dealer

Southwest Equity Life Insurance Company - Insurance

Iowa Fidelity Life Insurance Company - Insurance

The Whitestone Corporation - Insurance agency

Monumental Life Insurance Company - Insurance

United Financial Services, Inc. - General agency

Monumental General Insurance Group, Inc. - Holding company

Monumental General Administrators, Inc. - Provides management services to unaffiliated third party administrator

Executive Management and Consultant Services, Inc. - Provides actuarial consulting services

Monumental General Mass Marketing, Inc. - Marketing arm for sale of mass marketed insurance coverages

Bankers Financial Life Insurance Company - Insurance

Monumental General Casualty Company - Insurance

AUSA Holding Company - Holding company

JLW Financial Management Systems, Inc. - Management and Administrative Services

ZCI, Inc. - Insurance agency

AUSA Financial Markets, Inc. - Marketing

CRC Creditor Resources Canadian Dealer Network Inc. - Insurance agency

American Forum For Fiscal Fitness, Inc. - Marketing

Western Reserve Life Assurance Co. of Ohio - Insurance

Landauer Realty Advisors, Inc. - Real estate counseling

Landauer Associates, Inc. - Real estate counseling

WRL Series Fund, Inc. - Mutual fund

Intersecurities, Inc. - Broker-dealer

Idex Investor Services, Inc. - Shareholder services

Idex Management, Inc. - Investment advisor

Idex Total Income Trust - Mutual fund

Idex Fund - Mutual fund

Idex II Series Fund - Mutual fund

Idex Fund 3 - Mutual fund

AUSA Life Insurance Company, Inc. - Insurance

Diversified Investment Advisors, Inc. - Registered Investment Advisor

Diversified Investors Securities Corp. - Broker-Dealer

Associated Mariner Financial Group, Inc. - Holding company management services

Mariner Financial Services, Inc. - Broker/Dealer

Mariner/ISI Planning Corporation - Financial planning

Associated Mariner Agency, Inc. - Insurance agency

Mariner Mortgage Corp. - Mortgage origination

AUSA Institutional Marketing Group, Inc. - Insurance agency

Colorado Annuity Agency, Inc. - Insurance agency

Realty Information Systems, Inc. - Information Systems for real estate investment management

Melson and Associates, Inc. - Real estate financial management consulting

Item 27.  Number of Contract Owners

As of the date of this Registration there were 0 Owners of the Policies.

Item 28.  Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                --------
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

             AEGON USA Securities, Inc.
             4333 Edgewood Road, N.E.
             Cedar Rapids, Iowa  52499-0001

             The directors and officers of
             AEGON USA Securities, Inc.
             are as follows:

Patrick E. Falconio                       Linda Gilmer
Director                                  Vice President and Treasurer

William L. Busler                         Lisa Wachendorf
Director                                  Vice President

Brenda K. Clancy                          Donna M. Craft
Director                                  Vice President

Robert A. Thelen                          Frank A. Camp
Senior Vice President                     Secretary

Lorri E. Mehaffey                         Shelley Davenport
President                                 Assistant Vice President

Billy J. Berger
Vice President and Assistant Treasurer


--------------------

The principal business address of each person listed is AEGON USA Securities, Inc., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AEGON USA Securities, Inc. and/or the broker-dealers received $0 from the Registrant during the last fiscal year for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AEGON USA Securities, Inc. also serves as the principal underwriter for the PFL Endeavor Variable Annuity Account, the PFL Endeavor Platinum Variable Annuity Account, and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc., life insurance company affiliates of AEGON USA Securities, Inc.

Item 30.  Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.  Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.  Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Policy may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
     (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

(d) PFL Life Insurance Company hereby represents that the fees and changes deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

Section 403(b) Representations
------------------------------

PFL represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 25th day of April, 1997.


                                      PFL LIFE VARIABLE
                                      ANNUITY ACCOUNT A

                                      PFL LIFE INSURANCE COMPANY
                                      Depositor

                                      /s/  William L. Busler
                                      ----------------------
                                      William L. Busler
                                      President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                              Title                   Date
----------                              -----                   ----

/s/ Patrick S. Baird                    Director                April 25, 1997
--------------------------
Patrick S. Baird

/s/ Craig D. Vermie                     Director                April 25, 1997
--------------------------
Craig D. Vermie

/s/  William L. Busler                  Director                April 25, 1997
--------------------------
William L. Busler               (Principal Executive Officer)

/s/  Patrick E. Falconio                Director                April 25, 1997
--------------------------
Patrick E. Falconio

/s/  Douglas C. Kolsrud                 Director                April 25, 1997
--------------------------
Douglas C. Kolsrud

/s/  Robert J. Kontz                    Vice President and      April 25, 1997
--------------------------
Robert J. Kontz                         Corporate Controller

/s/ Brenda K. Clancy                    Treasurer               April 25, 1997
--------------------------
Brenda K. Clancy

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.                  Description of Exhibit                  Page No./*/
-----------                  ----------------------                  -----------

(1)(a)                       Resolution of the Board of Directors
                             of PFL Life Insurance Company
                             authorizing establishment of the
                             Mutual Fund Account.

(3)(a)                       Form of Principal Distribution
                             Agreement by and between PFL Life
                             Insurance Company, on its own behalf
                             and on the behalf of the Mutual Fund
                             Account, and AEGON USA Securities,
                             Inc.

(3)(b)                       Form of Broker/Dealer Supervision and
                             Sales Agreement by and between AEGON
                             USA Securities, Inc. and the
                             Broker/Dealer

(6)(a)                       Articles of Incorporation of PFL Life
                             Insurance Company

(6)(b)                       Bylaws of PFL Life Insurance Company

(8)(b)                       Participation Agreement by and
                             between PFL Life Insurance Company
                             and Dreyfus Variable Investment Fund.

(14)                         Powers of Attorney



-----------------------
/*/Page numbers included only in manually executed original.

                                                              Registration No.
                                                                         333 -



                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                ---------------

                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                      FOR

                      PFL LIFE VARIABLE ANNUITY ACCOUNT A

                                ---------------